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Exhibit 99.2

Management Proxy Circular

Notice of Annual Meeting of Shareholders April 30, 2014

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders of Cenovus Energy Inc. (the "Corporation") will be held on Wednesday, April 30, 2014 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada.

The purpose of the meeting is to consider and take action on the following matters:

1.
to receive the consolidated financial statements of the Corporation, together with the auditor's report thereon for the year ended December 31, 2013;

2.
to elect directors of the Corporation;

3.
to appoint auditors of the Corporation;

4.
to consider a non-binding advisory resolution on the Corporation's approach to executive compensation; and

5.
to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management proxy circular provides detailed information relating to the matters to be considered at the meeting and forms part of this notice.

Shareholders registered at the close of business on March 7, 2014 are entitled to receive notice of and vote at the meeting. Shareholders have a choice of voting by proxy on the internet, by telephone, by mail or by fax using their proxy form or voting instruction form, as applicable, or at the meeting, either in person or by appointing another person to attend the meeting and vote for them. Your vote will be counted, whether or not you attend the meeting, if you vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, or to the Voting Questions & Answers section in the accompanying management proxy circular for more information on the voting methods available to you. Your completed proxy form must be received by our transfer agent and registrar, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. Calgary time on April 28, 2014 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Your vote is important. Please read the enclosed materials carefully. If you have any questions about any of the information or require assistance in completing your proxy form, please contact our proxy solicitation agent, CST Phoenix Advisors, toll-free in North America at 1-800-622-1642. An audio webcast of the meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests may be requested to present government-issued or other appropriate identification prior to being permitted to enter the meeting. The Corporation's authorized representatives may also inspect bags and shall be entitled to require that bags not be brought into the meeting.

Only shareholders and proxyholders are entitled to vote and participate in the business of the meeting. Persons who are not shareholders or proxyholders who wish to attend the meeting as a registered guest should request permission to attend in advance of the meeting via email to investor.relations@cenovus.com, by telephone to 1-403-766-7711 (toll free in Canada: 1-877-766-2066) or by mail to Investor Relations at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. Persons not entitled or required to be present at the meeting, including registered guests, may be admitted only with the consent of the Chair of the meeting or with consent of the meeting.

By order of the Board of Directors of Cenovus Energy Inc.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 7, 2014

 INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.'s board of directors, management and employees, we invite you to attend our 2014 Annual Meeting of Shareholders. The meeting will be held on Wednesday, April 30, 2014 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada. The items of business to be considered at the meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management proxy circular.

Following the formal portion of the meeting, management will review our financial and operational performance during 2013, provide an overview of priorities for 2014 and open the floor to questions from shareholders. If you cannot attend the meeting, we are pleased to offer an audio webcast, available on our website at cenovus.com.

Your vote is important to us. Your vote will be counted, whether or not you attend the meeting, if you vote in advance of the meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the meeting, you may find it convenient to vote in advance.

We have included a Voting Questions & Answers section in the accompanying management proxy circular for quick reference, or you can contact our proxy solicitation agent, CST Phoenix Advisors, toll-free in North America at 1-800-622-1642, for assistance in voting your proxy form or voting instruction form, as the case may be, or if you have questions relating to the enclosed materials.

Our 2013 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our commitment to safely and responsibly unlock energy resources the world needs.

Yours truly,

Michael A. Grandin Chair of the Board	Brian C. Ferguson President & Chief Executive Officer

 TABLE OF CONTENTS

Voting Questions & Answers	1
Business of the Meeting	4
Director Compensation	10
Executive Compensation	13
Compensation Discussion and Analysis	15
Additional Compensation Plan Information	43
Statement of Corporate Governance Practices	46
Additional Information	53
Appendix A – Board of Directors' Mandate	A-1
Advisories

 VOTING QUESTIONS & ANSWERS

This management proxy circular ("circular") is delivered in connection with the solicitation by or on behalf of management of Cenovus Energy Inc. ("Cenovus", the "Corporation", "we", "us" or "our") of proxies for use at the Annual Meeting of Shareholders to be held on Wednesday, April 30, 2014 at 2:00 p.m. Calgary time in The Westin Calgary, Grand Ballroom, 320 – 4 Avenue S.W., Calgary, Alberta, Canada, for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained CST Phoenix Advisors to solicit proxies for us in Canada and the U.S. at a fee of approximately $31,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus.

Your vote is very important to us. Please read this circular carefully. If you have questions about any of the information or require assistance in completing your proxy form, please contact our proxy solicitation agent, CST Phoenix Advisors, toll-free in North America at 1-800-622-1642. We encourage you to vote using any of the voting methods described below. Your completed proxy form must be received by our transfer agent and registrar, Computershare Investor Services Inc. ("Computershare") no later than 2:00 p.m. Calgary time on April 28, 2014 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

Unless otherwise stated, the information contained in this circular is given as at the close of business on March 7, 2014 and dollar amounts are expressed in Canadian dollars. As at March 7, 2014, to the knowledge of the directors and officers of Cenovus, no person or company beneficially owns or controls or directs, directly or indirectly, common shares of Cenovus ("Common Shares") carrying 10 percent or more of the voting rights attached to the Common Shares.

Am I entitled to vote?  You are entitled to vote if you were a holder of Common Shares as of the close of business on March 7, 2014, the record date for the meeting. Each holder is entitled to one vote for each Common Share held on such date.

What matters are to be voted on?

•
election of directors;

•
appointment of auditors; and

•
non-binding advisory resolution on executive compensation.

How will these matters be decided?  Except for the advisory resolution on executive compensation, which shall not be binding on the Corporation, a simple majority (50 percent plus one) of votes cast in person or by proxy at the meeting is required to approve each of the matters above.

How can I vote?  The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. You can also vote at the meeting, either in person or by appointing another person to attend the meeting and vote for you. Procedures for each voting method depend on whether you are a Registered Shareholder or a Non-Registered (Beneficial) Shareholder.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•
Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

•
Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (your "Intermediary") holds your Common Shares. For most shareholders, your proxy form or voting instruction form, as the case may be, tells you whether you are a Non-Registered (Beneficial) Shareholder.

•
If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact Computershare at 1-866-332-8898 (toll-free in North America) or 1-514-982-8717 (outside North America).

What is the deadline for receiving my proxy form if I do not attend in person? If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 2:00 p.m. Calgary time on April 28, 2014 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

How do I vote if I am a Registered Shareholder?

•
Vote on the internet: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.

•
Vote by telephone: Call 1-866-732-VOTE (8683) (toll-free in North America) from a touch-tone phone and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•
Vote by mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided. Please see "How do I complete the proxy form" for more information.

•
Vote by fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America). Please see "How do I complete the proxy form" for more information.

•
Vote in person: You do not need to complete or return your proxy form. Please identify yourself as a Registered Shareholder to a Computershare representative before entering the meeting to register your attendance.

How do I vote by proxy if I am a Non-Registered (Beneficial) Shareholder?

•
Your Intermediary is required to ask for your voting instructions before the meeting. Please contact your Intermediary if you did not receive a request for voting instructions.

•
Each Intermediary has its own signing and return instructions, which you should follow carefully to ensure your Common Shares are voted in accordance with your instructions.

•
In most cases, you will receive, from your Intermediary, a voting instruction form that allows you to provide your voting instructions on the internet, by telephone, by mail or by fax. If you want to provide your voting instructions on the internet, go to the website indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.

How do I vote in person if I am a Non-Registered (Beneficial) Shareholder?

•
We do not have access to the names or holdings of our Non-Registered (Beneficial) Shareholders. That means you can vote your Common Shares in person at the meeting if you have previously appointed yourself as the proxyholder for your Common Shares by printing your name in the space provided on the voting instruction form and submitting it as directed by your Intermediary on the form or submitting any other document in writing that requests that you be appointed as the proxyholder. Your voting instructions must be submitted in sufficient time to allow them to be received by Computershare no later than 2:00 p.m. Calgary time on April 28, 2014 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

•
Before the meeting begins, you must identify yourself to a representative of Computershare at the table identified as "Shareholder Registration".

How do I complete the proxy form?

•
When you sign the proxy form, you authorize appointees, Michael A. Grandin, Chair of our board of directors, or failing him, Brian C. Ferguson, President & Chief Executive Officer and a member of our board of directors, to vote your Common Shares for you at the meeting according to your instructions. The Common Shares represented by a proxy form will be voted for or against or withheld from voting, as applicable, in accordance with your instructions on any ballot that may be called for at the meeting. If you specify a choice with respect to any matter to be acted upon at the meeting, your Common Shares will be voted accordingly.

•
You have the right to appoint the person of your choice (referred to as a "proxyholder"), who does not need to be a shareholder, to attend and act on your behalf at the meeting. The directors who are named on the enclosed proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder. If you wish to appoint a person other than the individuals that appear on the enclosed proxy form, follow the steps below:

•
Write the name of the person you are appointing as proxyholder in the space provided.

•
Make sure the person you appoint is aware that he or she has been appointed.

  •
  On arrival at the meeting, the proxyholder should present themselves to a representative of Computershare at the table identified as "Shareholder Registration".

  Alternatively, if you are completing your proxy on the internet, follow the instructions on the website on how to appoint someone else. If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item described above and on any other matter that may properly come before the meeting and in respect of which you are entitled to vote.

•
If you are an individual shareholder, you or your authorized attorney must sign the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign the proxy form.

•
Complete your voting instructions, sign and date your proxy form and return it in the envelope provided so it is received no later than 2:00 p.m. Calgary time on April 28, 2014 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

If you need help completing your proxy form, please contact our proxy solicitation agent, CST Phoenix Advisors, toll-free in North America at 1-800-622-1642.

How will my Common Shares be voted if I vote by proxy?

•
You can choose to vote "For" or "Withhold" your vote from the election of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditors. You can choose to vote "For" or "Against" the advisory resolution on executive compensation.

•
If you return your proxy form and do not indicate how you want to vote your Common Shares, your vote will be cast FOR the election of the persons nominated for election as directors, FOR the appointment of PricewaterhouseCoopers LLP as auditors and FOR the approach to executive compensation.

How do I change or revoke my vote?

Registered Shareholders can change a vote previously made by proxy by:

•
completing a proxy form that is dated later than a previously submitted proxy, provided the new form is received by Computershare no later than 2:00 p.m. Calgary time on April 28, 2014 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting;

•
voting again on the internet or by telephone no later than 2:00 p.m. Calgary time on April 28, 2014 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting; or

•
voting in person at the meeting, in which case, on arrival at the meeting, the proxyholder must present themselves to a representative of Computershare at the table identified as "Shareholder Registration".

Registered Shareholders can revoke a vote previously made by proxy:

•
by sending a notice of revocation in writing to the attention of our Corporate Secretary at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5, so that it is received by the close of business Calgary time on April 29, 2014 or, in the case of any adjournment or postponement of the meeting, on the business day immediately preceding the adjourned or postponed meeting;

•
by giving a notice of revocation in writing to the Chair of the meeting on the day of, but prior to the commencement of, the meeting or any adjournment or postponement of the meeting; or

•
in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary's instructions.

How are the votes counted?  Each shareholder is entitled to one vote for each Common Share held as of March 7, 2014 on all matters proposed to come before the meeting. As of March 7, 2014, there were 756,856,938 issued and outstanding Common Shares.

Computershare counts and tabulates the votes. It does this independently of Cenovus to make sure that the votes of shareholders are confidential. Computershare refers proxy forms to Cenovus only when (i) it is clear that a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) the law requires it.

 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2013 and the auditor's report thereon are included in our 2013 Annual Report, which is available on our website at cenovus.com.

ELECTION OF DIRECTORS

Cenovus's articles provide that there must be at least three and no greater than 17 directors. There are currently nine directors. In accordance with our by-laws, the board of directors of Cenovus (the "Board" or the "Board of Directors") has determined that nine directors will be elected at the meeting. Shareholders will be asked at the meeting to elect as directors each of the nine nominees listed below. All of the proposed nominees were originally appointed as members of the Board effective November 30, 2009 pursuant to a plan of arrangement completed under Section 192 of the Canada Business Corporations Act involving Encana Corporation ("Encana") and Cenovus (the "Arrangement"). All of the proposed nominees were duly elected as directors at the Annual Meeting of Shareholders held on April 24, 2013. Each director will be elected to hold office until the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated. Unless authority to do so is withheld, the persons named in the accompanying proxy form intend to vote FOR the election of the nominees whose names appear below under Nominees for Election.

Our Board has adopted a majority voting policy which provides, in an uncontested election of directors, if any nominee receives a greater number of votes "withheld" than votes "for" his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. The policy requires such a director to submit to the Board his or her resignation, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board committee or Board deliberations on the resignation offer. It is anticipated that the Board will make its decision to accept or reject the resignation within 90 days of receiving the recommendation. The Board may fill the vacancy in accordance with the Cenovus by-laws and applicable corporate laws.

Shareholders should note that, as a result of this majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

Nominees for Election

Ralph S. Cunningham Age: 73 Houston, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 145,832
Mr. Cunningham is a director of Enterprise Products Holdings, LLC, the successor general partner of Enterprise Products Partners L.P., a publicly traded midstream energy limited partnership; and Chairman of TETRA Technologies,  Inc., a publicly traded energy services and chemicals company. Mr. Cunningham served as Chairman of Enterprise Products Holdings, LLC from November 2010 to February 2013; as a director and President & Chief Executive Officer of EPE Holdings, LLC, the sole general partner of Enterprise GP Holdings L.P., a publicly traded midstream energy holding company from August 2007 to November 2010; as a director of Enterprise Products GP, LLC, the general partner of Enterprise Products Partners, L.P. from December 2005 to May 2010; as a director of LE GP, LLC, the general partner of Energy Transfer Equity, L.P., a publicly traded midstream energy limited partnership from December 2009 to November 2010; and as a director of Agrium Inc., a publicly traded agricultural chemicals company from December 1996 to April 2013. He is also a member of the Auburn University Chemical Engineering Advisory Council and the Auburn University Engineering Advisory Council.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	4 of 4
	Safety, Environment and Responsibility Committee (Chair)	3 of 3
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	508,261,054	96.60%
	Votes Withheld:	17,913,289	3.40%

Patrick D. Daniel Age: 67 Calgary, Alberta, Canada Independent Common Shares(1): 39,348 DSUs(2): 144,928
Mr. Daniel is a director of Canadian Imperial Bank of Commerce; and a member of the North American Review Board of American Air Liquide Holdings, Inc., a publicly traded industrial gases service company. Mr. Daniel served as a director of Enbridge Inc., a publicly traded energy delivery company from April 2000 to October 2012. During his tenure with Enbridge, he also served as President & Chief Executive Officer from January 2001 to February 2012 and as Chief Executive Officer from February 2012 to October 2012. He is also a member of the Association of Professional Engineers and Geoscientists of Alberta.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee	5 of 5
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	4 of 4
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	509,760,902	96.88%
	Votes Withheld:	16,416,695	3.12%

Ian W. Delaney Age: 70 Toronto, Ontario, Canada Independent Common Shares(1): 150,000 DSUs(2): 180,895
Mr. Delaney is Chairman of The Westaim Corporation, a publicly traded investment company; and Dacha Strategic Metals Inc., a publicly traded investment company focused on the acquisition, storage and trading of strategic metals. Mr. Delaney served as a director of Sherritt International Corporation, a publicly traded diversified natural resource company that produces nickel, cobalt, thermal coal, oil and gas and electricity from October 1995 to May 2013. During his tenure with Sherritt, he also served as Chairman from November 1995 to May 2004, Executive Chairman from May 2004 to December 2008, Chairman and Chief Executive Officer from January 2009 to December 2011 and Chairman from January 2012 to May 2013. Mr. Delaney also served as Chairman of UrtheCast Corp. (formerly Longford Energy Inc.), a publicly traded video technology development company, from August 2012 to October 2013.

	Board and Board Committees	Meeting Attendance

	Board	5 of 6
	Human Resources and Compensation Committee (Chair)	4 of 4
	Nominating and Corporate Governance Committee	4 of 4
	Safety, Environment and Responsibility Committee	2 of 3
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	504,182,794	95.82%
	Votes Withheld:	21,994,804	4.18%

Brian C. Ferguson(3) Age: 57 Calgary, Alberta, Canada Non-Independent Common Shares(1): 114,512 DSUs(2): 129,132
Mr. Ferguson became President & Chief Executive Officer when Cenovus was formed on November 30, 2009. Mr. Ferguson is responsible for the overall leadership of Cenovus's strategic and operational performance. Prior to leading Cenovus, Mr. Ferguson was Executive Vice-President & Chief Financial Officer of Encana. His business experience includes a variety of areas in finance, business development, reserves, strategic planning, evaluations and communications. Mr. Ferguson is a Fellow of the Institute of Chartered Accountants of Alberta, a member of the Canadian Association of Petroleum Producers (CAPP) and participates on several CAPP committees, including the Oil Sands CEO Council, a member of the Canadian Institute of Chartered Accountants (CICA), a member of the Canadian Council of Chief Executives and Chair of the Calgary Police Foundation. He previously served as Chairman of CICA's Risk Oversight and Governance Board and on the board of CAPP, and is a former member of the Global Commerce Strategy Advisory Panel.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6

As a member of management, Mr. Ferguson does not serve on any standing committees of the Board.
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	524,777,355	99.73%
	Votes Withheld:	1,398,477	0.27%

Michael A. Grandin Age: 69 Calgary, Alberta, Canada Independent Common Shares(1): 123,120 DSUs(2): 140,767
Mr. Grandin is the Chair of our Board. He is also a director of BNS Split Corp. II, a publicly traded investment company; and HSBC Bank Canada. He was Chairman and Chief Executive Officer of Fording Canadian Coal Trust, a publicly traded mining trust, from February 2003 to October 2008 when it was acquired by Teck Cominco Limited. He was President of PanCanadian Energy Corporation from October 2001 to April 2002 when it merged with Alberta Energy Company Ltd. to form Encana. Mr. Grandin served as Dean of the Haskayne School of Business, University of Calgary from April 2004 to January 2006.

	Board and Board Committees	Meeting Attendance

	Board (Chair)	6 of 6
	Audit Committee*	5 of 5
	Human Resources and Compensation Committee*	4 of 4
	Nominating and Corporate Governance Committee (Chair)	4 of 4
	Reserves Committee*	3 of 3
	Safety, Environment and Responsibility Committee*	3 of 3
* As Board Chair, Mr. Grandin is an ex officio non-voting member, by standing invitation, and may vote when necessary to achieve quorum.
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	524,787,254	99.74%
	Votes Withheld:	1,390,344	0.26%

Valerie A.A. Nielsen Age: 68 Calgary, Alberta, Canada Independent Common Shares(1): 34,217 DSUs(2): 178,430
Ms. Nielsen was a director of Wajax Corporation, a publicly traded industrial parts and service company, from June 1995 to May 2012. She was also a member and past chair of an advisory group on the General Agreement on Tariffs and Trade (GATT) and the North America Free Trade Agreement (NAFTA) regarding international trade matters pertaining to energy, chemicals and plastics from 1986 to 2002. She is also a past director of the Bank of Canada and of the Canada Olympic Committee. Ms. Nielsen is a member of the Association of Professional Engineers and Geoscientists of Alberta and the Canadian Society of Exploration Geophysicists, and has been awarded the designation of Fellow of Geoscientists Canada (FGC).

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee	5 of 5
	Nominating and Corporate Governance Committee	4 of 4
	Reserves Committee	3 of 3
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	524,837,960	99.75%
	Votes Withheld:	1,339,636	0.25%

Charles M. Rampacek Age: 70 Dallas, Texas, U.S. Independent Common Shares(1): Nil DSUs(2): 38,663
Mr. Rampacek is a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment; and Energy Services Holdings, LLC, a private industrial services company that was formed in 2012 from the combination of Ardent Holdings, LLC and another company. Mr. Rampacek previously served as Chair of Ardent Holdings, LLC, from December 2008 to July 2012. Mr. Rampacek also served as a director of Enterprise Products Holdings, LLC, the sole general partner of Enterprise Products Partners, L.P., a publicly traded midstream energy limited partnership from November 2006 to September 2011; and Pilko & Associates L.P., a private chemical and energy advisory company from September 2011 to February 2014. He serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Nominating and Corporate Governance Committee	4 of 4
	Reserves Committee	3 of 3
	Safety, Environment and Responsibility Committee	3 of 3
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	523,846,065	99.56%
	Votes Withheld:	2,331,123	0.44%

Colin Taylor Age: 67 Toronto, Ontario, Canada Independent Common Shares(1): 2,300 DSUs(2): 38,663
Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte & Touche LLP and then acted as Senior Counsel until his retirement in May 2008. Mr. Taylor is also a member of the Canadian Institute of Chartered Accountants and Fellow of the Institute of Chartered Accountants of Ontario.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Audit Committee (Chair)	5 of 5
	Human Resources and Compensation Committee	4 of 4
	Nominating and Corporate Governance Committee	4 of 4
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	509,515,719	96.83%
	Votes Withheld:	16,661,879	3.17%

Wayne G. Thomson Age: 62 Calgary, Alberta, Canada Independent Common Shares(1): 2,130 DSUs(2): 75,126
Mr. Thomson is a director and Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company; Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves; and a director of TVI Pacific Inc., a publicly traded international mining company. Mr. Thomson served as a director of Virgin Resources Limited, a private international oil and gas company from January 2005 to April 2013. Mr. Thomson is a member of the Association of Professional Engineers and Geoscientists of Alberta.

	Board and Board Committees	Meeting Attendance

	Board	6 of 6
	Nominating and Corporate Governance Committee	4 of 4
	Reserves Committee (Chair)	3 of 3
	Safety, Environment and Responsibility Committee	3 of 3
Mr. Thomson was a paid guest at the February 12, 2013 meeting of the Audit Committee.
	Voting Results of 2013 Annual Meeting	Number	Percentage

	Votes For:	523,400,607	99.47%
	Votes Withheld:	2,776,991	0.53%

Notes:

(1)
Common Shares refers to the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the director as at March 7, 2014. Fractional Common Shares are excluded. The number of Common Shares held by Mr. Ferguson includes 110,406 Common Shares directly and indirectly held and 4,106 Common Shares over which he exercises control or direction but does not include Common Shares acquired since December 31, 2013 as a result of reinvestment of dividends or company matching of personal contributions to an investment plan of five percent of base salary.
(2)
Deferred share units ("DSUs") are not voting securities. See the Directors Compensation section of this circular for a description of DSUs. The number of DSUs is reported for each director as at March 7, 2014, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Ferguson were attained as an officer of Cenovus and not in his role as director.
(3)
See the Executive Compensation section of this circular for detailed information relating to Mr. Ferguson's compensation as an officer of Cenovus.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions  To our knowledge, none of our current directors or executive officers is, as at the date of this circular, or has been, within 10 years prior to the date of this circular, a director, chief executive officer or chief financial officer of any company that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") and that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our directors or executive officers: (a) is, as at the date of this circular, or has been within 10 years prior to the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within 10 years prior to the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To our knowledge, none of our directors or executive officers has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder deciding whether to vote for a proposed director.

Mr. Delaney was a director of OPTI Canada Inc. ("OPTI") when it commenced proceedings for creditor protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") on July 13, 2011. Ernst & Young Inc. was appointed as monitor of OPTI. On November 28, 2011, OPTI announced that it had closed a transaction whereby a subsidiary of CNOOC Limited acquired all of the outstanding securities of OPTI pursuant to a plan of arrangement under the CCAA and the Canada Business Corporations Act.

Mr. Rampacek was the Chairman and President & Chief Executive Officer of Probex Corporation ("Probex") in 2003 when it filed a petition seeking relief under Chapter 7 of the Bankruptcy Code (U.S.). In 2005, as a result of the bankruptcy, two complaints seeking recovery of certain alleged losses were filed against former Probex officers and directors, including Mr. Rampacek. These complaints were defended by American International Group, Inc. ("AIG") in accordance with the Probex director and officer insurance policy and settlement was reached and paid by AIG, with bankruptcy court approval, in 2006. An additional complaint was filed in 2005 against noteholders of certain Probex debt, of which Mr. Rampacek was a party. A settlement of $2,000 was reached, with bankruptcy court approval, in 2006.

APPOINTMENT OF AUDITORS

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP have been our auditors since November 30, 2009.

The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2013 and 2012.

($ thousands)	2013	2012

Audit Fees	2,460	2,598
Audit-Related Fees	288	198
Tax Fees	374	414
All Other Fees	57	43

Total	3,179	3,253

Audit Fees  consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees  consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to our debt shelf prospectuses, systems development and controls testing.

Tax Fees  consist of fees for tax compliance, tax advice and tax planning. The services provided in this category primarily included support of scientific research and experimental development claims for Cenovus and FCCL Partnership, a partnership of which a Cenovus subsidiary is the operator and holds a 50% partnership interest.

All Other Fees  include the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in its approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the "Say on Pay Policy"). The Say on Pay Policy requires an annual non-binding advisory vote on the Board's approach to executive compensation, commonly referred to as a "say on pay" advisory vote. The purpose of the say on pay advisory vote is to provide Board accountability to the shareholders of Cenovus for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves.

Shareholders will be asked at the meeting to vote, on an advisory basis, on the acceptance of Cenovus's approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the meeting, the Board will consult with its shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board's approach to compensation in the context of those concerns. Results from the Board's review, if necessary, will be discussed in the Corporation's management proxy circular for the annual meeting of shareholders of Cenovus to be held in 2015. Shareholders who vote against the resolution may contact the Board in accordance with the Board Shareholder Communication & Engagement Policy to discuss their specific concerns. See the Statement of Corporate Governance Practices section of this circular for a description of this policy.

Proposed Resolution

"RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS, that the shareholders accept the approach to executive compensation as disclosed in the Compensation Discussion and Analysis section in the Corporation's Management Proxy Circular dated March 7, 2014 and delivered in advance of the 2014 Annual Meeting of Shareholders."

The persons designated in the enclosed proxy, unless instructed otherwise, intend to vote FOR the proposed resolution.

 DIRECTOR COMPENSATION

Bringing years of industry experience and a strong mix of skills, our Board of Directors oversees the management of our business, focused on preserving and progressing shareholder value. Director compensation is overseen by the Human Resources and Compensation Committee ("HRC Committee") as outlined in its mandate (see the following sections of this circular for additional HRC Committee information: Statement of Corporate Governance Practices (Skills Matrix, and Human Resources and Compensation Committee) and Business of the Meeting (Nominees for Election)).

Director Compensation Philosophy

Cenovus's non-employee director compensation package takes into account the following elements:

•
importance of attracting experienced and skilled individuals to serve as directors;

•
alignment of our non-employee directors' interests with those of our shareholders;

•
review of the elements and level of compensation for directors of companies of comparable size and scope to Cenovus, using the same peer group as for our executive officers;

•
the time commitment and responsibilities assumed when serving on our Board and Board committees; and

•
the fiduciary nature of the role requiring independence of thought and action.

The compensation package, which is reviewed annually, consists of at-risk DSUs (which may only be redeemed upon the departure of the director from Cenovus), retainers and fees, and expense reimbursement. We believe that the grant of DSUs to our non-employee directors establishes important alignment of interests between directors and shareholders.

Compensation Structure

For 2013, the fee structure for our non-employee directors was as follows:

Amount

Board Chair
Fixed compensation
Annual retainer – Board Chair	$250,000
Supplemental fee – acting as Chair of the Nominating and Corporate Governance Committee (annual)	$7,500
Board meeting fee and Committee meeting fee (per meeting)	$1,500
At-risk equity based incentives
DSUs (units)	7,500
Non-employee Directors (excluding the Board Chair)
Fixed compensation
Annual retainer	$30,000
Supplemental fee – acting as Chair of Board committee (annual)	$7,500
Additional supplemental fee – acting as Audit Committee Chair (annual)	$7,500
Board meeting fee and Committee meeting fee (per meeting)	$1,500
At-risk equity-based incentives
DSUs (units)	7,500

The annual retainers and supplemental fees are paid in quarterly installments and are pro-rated for periods of partial service.

Each non-employee director is reimbursed for travel and other expenses for attending Board or Board committee meetings. In addition, for each Board or Board committee meeting where the director is normally resident outside of western Canada, or when the location of a Board or Board committee meeting is outside of western Canada and away from the director's place of residence, an additional fee of $1,500 is paid to the director for any one travel event.

Our President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus.

Deferred Share Units

Each non-employee director is provided with an annual grant of DSUs under the Deferred Share Unit Plan for Directors of Cenovus Energy Inc. This annual grant of DSUs is made on January 1 of each year. Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Our non-employee directors also have the option to elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs.

DSUs vest when they are credited to the director's account. DSUs may only be redeemed upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from the Board. The value of DSUs that may be redeemed is equal to the number of DSUs in the director's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the director in cash on an after-tax basis.

Pursuant to the Arrangement, DSUs of Encana held by directors of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each director was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

Program Changes

In December 2013, the HRC Committee conducted their annual director compensation review and engaged Towers Watson to provide a market update of Board member compensation.

As a result of this review, the HRC Committee recommended and the Board approved the following non-employee director compensation changes which took effect on January 1, 2014:

•
The Board Chair's annual compensation becomes a single annual retainer of $250,000 and no other retainers or meeting fees are payable (travel and other expenses will continue to be reimbursed).

•
The annual DSU grant for non-employee directors (excluding the Board Chair) is reduced by 1,000 DSUs to a total of 6,500 DSUs.

Director Compensation Table

The following table summarizes the annual compensation earned by our non-employee directors for the year ended December 31, 2013.

Name	Fees Earned ($)		Share-Based Awards(1) ($)	All Other Compensation ($)		Total ($)

Ralph S. Cunningham	63,000		249,675	9,000	(5)	321,675
Patrick D. Daniel	58,500	(2)	249,675	0		308,175
Ian W. Delaney	60,000	(3)	249,675	6,000	(5)	315,675
Michael A. Grandin	325,000		249,675	5,940	(6)	580,615
Valerie A.A. Nielsen	57,000	(4)	249,675	0		306,675
Charles M. Rampacek	54,000		249,675	7,500	(5)	311,175
Colin Taylor	73,500		249,675	9,000	(5)	332,175
Wayne G. Thomson	63,000		249,675	0		312,675

Notes:

(1)
Represents the market value on the grant date of DSUs granted to our directors on January 1, 2013, which is also the vesting date of the DSUs. This amount is calculated as the number of DSUs granted on January 1, 2013 (7,500) times the closing price of a Common Share on the TSX on December 31, 2012 of $33.29.
(2)
Elected to receive 50 percent of fees earned in the form of DSUs.
(3)
Elected to receive 100 percent of fees earned in the form of DSUs.
(4)
Elected to receive 75 percent of fees earned in the form of DSUs.
(5)
Represents travel fees earned by our directors as applicable.
(6)
Represents paid parking provided to our Board Chair.

As shown above, a significant portion of our non-employee directors' total compensation is in the form of at-risk DSUs providing important linkage to the value of Common Shares and alignment of interests with shareholders.

 Share Ownership Guidelines

Each non-employee director is required to maintain certain minimum holdings of Common Shares, which may include holdings of DSUs, set by the HRC Committee. A new director would be required to achieve the share ownership guidelines within five years after the director joins the Board. These guidelines and the commitment to meeting them demonstrate our non-employee director focus on the long-term success of Cenovus and alignment with shareholders.

In December 2013, the Board approved a change to the share ownership guidelines for non-employee directors to reflect a dollar amount of three times director compensation (annual retainer plus DSUs) rather than a fixed dollar amount.

The following table outlines the progression of the share ownership guidelines for non-employee directors from 2009 to 2014.

Director	2014	2013	2009 to 2012

Board Chair	3 times compensation (retainer plus DSUs)	$1,600,000	$1,000,000
Non-employee director	3 times compensation (retainer plus DSUs)	$850,000	$500,000

As of March 7, 2014, all of our non-employee directors were in compliance with our new share ownership guidelines, demonstrating their commitment to supporting and advancing Cenovus's business performance and associated shareholder value. The following table illustrates the value of their holdings and demonstrates their commitment.

	Beneficial Share Holdings(1)			Share
Name	Common Shares ($)	DSUs ($)	Total ($)	Ownership Guideline ($)	Status

Michael A. Grandin (Chair)	3,623,421	4,142,773	7,766,194	1,434,000	In compliance
Ralph S. Cunningham	0	4,291,836	4,291,836	682,800	In compliance
Patrick D. Daniel	1,158,012	4,265,231	5,423,243	682,800	In compliance
Ian W. Delaney	4,414,500	5,323,740	9,738,240	682,800	In compliance
Valerie A.A. Nielsen	1,007,006	5,251,195	6,258,201	682,800	In compliance
Charles M. Rampacek	0	1,137,852	1,137,852	682,800	In compliance
Colin Taylor	67,689	1,137,852	1,205,541	682,800	In compliance
Wayne G. Thomson	62,686	2,210,958	2,273,644	682,800	In compliance

Note:

(1)
The value of "Beneficial Share Holdings" was determined by multiplying the number of Common Shares and DSUs held by each director as of March 7, 2014 by the closing price of a Common Share on such date of $29.43.

 EXECUTIVE COMPENSATION

HUMAN RESOURCES AND COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

In our letter to you last year, we outlined our approach to executive compensation with emphasis on compensation risk management, executive talent management, retention, corporate performance, pay for performance and say on pay. All of these items continue to be extremely important in the context of executive compensation and are fundamental to shareholder understanding of our approach to executive compensation. We continually review, evolve and where appropriate, improve our compensation program components and practices in an effort to ensure they support our long-term business strategy and are aligned with the interests of you, our shareholders.

Strategic priorities and changes to our compensation program

In 2013, we introduced a new approach to discussing the performance of our employees, including our President & Chief Executive Officer and our other executive officers. It is a long-term approach, where all employees identify key priorities for the year, in addition to the accountabilities and duties of their role. These priorities may be completed in a particular performance year or some, as aligned to the long-term nature of Cenovus's business and strategy, may take more than one year to be fulfilled.

For 2013, our President & Chief Executive Officer set five key priorities that have at their foundation, a focus to progress Cenovus's strategy. They reflect three issues impacting the oil sands industry in general – market access, cost structure and productivity, and public policy advancement. Two additional priorities focus on the evolution of the Corporation's culture, and leadership and succession planning. These priorities are of critical importance to Cenovus, are long-term in nature and will evolve over time. They are truly reflective of our long-term value creation strategy.

To further align pay for performance to executive compensation, we also approved a change to the annual performance bonus program. The relative weighting of corporate and individual performance awards was changed to place more emphasis on Cenovus's performance for our most senior employees, including our President & Chief Executive Officer and our other executive officers. This change was made to more closely focus senior employees on activities that impact Cenovus as a whole and to align the interests of our executive officers even more closely with the interests of our shareholders. We are confident that the setting of priorities and the new annual performance bonus program are aligned and demonstrate an even stronger commitment to pay for performance.

Compensation governance and risk assessment

Risk management is fundamental to the success of any corporation. Under our mandate as the HRC Committee, we ensure that Cenovus's compensation programs are designed to encourage acceptable risk-taking and to incent high performance.

On a regular basis, we engage external compensation consultants to conduct a comprehensive risk assessment of Cenovus's compensation programs. This process involves a review of the design of the compensation policies and the incentives they create, and assessment of the potential risks posed to Cenovus's financial and reputational well-being. This risk assessment was first conducted in 2011 and was updated in 2013. We are pleased to report that, consistent with the first assessment, the 2013 compensation risk assessment results indicate that there are not any significant risks arising from Cenovus's compensation programs that are likely to have a material adverse effect on the Corporation.

To clearly articulate to you, our shareholders, our risk-based approach to compensation, we have summarized our established and comprehensive compensation governance elements in an At-a-Glance section at the beginning of the Compensation Discussion & Analysis ("CD&A") section of this circular.

2013 Pay for Performance

2013 was a solid year for Cenovus. Cenovus successfully managed a large capital investment program, increased total proved bitumen reserves and progressed operations at Foster Creek, Christina Lake and Phase A at Narrows Lake. The Corporation also successfully completed a pilot project at Telephone Lake and utilized a SkyStrat™ drilling rig to help reduce our environmental footprint. In addition, Cenovus was named to several external environmental indices. Cenovus also had challenges, identifying that workplace safety and operating efficiencies are continued areas for improvement. Challenges at Foster Creek this past year impacted results; these are challenges that Cenovus will learn from and that will help Cenovus be more successful in future projects.

For 2013, you will see that the compensation decisions of the HRC Committee reflect Cenovus's pay for performance compensation philosophy and the performance successes, opportunities and challenges that Cenovus experienced. As the HRC Committee, we considered performance in many ways – as measured by the 2013 company-wide scorecard, individual performance, retention and corporate culture. We are confident that our decisions to award the 2013 annual performance bonus awards at a lower amount than prior years and to not increase the base salaries for our executive officers in 2014, reflect our very important pay for performance philosophy and align the interests of our executive officers with the interests of our shareholders.

Say on Pay

This upcoming proxy season will mark our third non-binding advisory vote on the Board's approach to executive compensation. At our Annual General Meeting in 2013, you our shareholders were invited to provide your input on our executive compensation program as described in our CD&A in a non-binding advisory vote. We are pleased to advise that 94 percent of shareholders voted for and in support of our executive compensation program.

We continue to review our approach to executive compensation to ensure we meet our commitment to you our shareholders to provide a compensation package that pays for performance and aligns the interests of our executive officers with the interests of our shareholders.

Thank you for your support and for taking the time to review our CD&A.

Michael A. Grandin Chair of the Board	Ian W. Delaney Chair of the HRC Committee

 COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION GOVERNANCE AT-A-GLANCE

Strong governance, pay for performance and managed risk taking are fundamental to our compensation program.

Our programs are designed to attract and retain high performing employees, manage excessive risk taking that could have a material adverse effect on the Corporation, and provide strong governance oversight. The following table summarizes the key features of our compensation programs which are important individually, but when taken together, demonstrate our strong governance and pay for performance philosophy.

Compensation Program Features

X
Competitive compensation package

X
Balanced pay mix/measures (fixed and variable) with varying payout timing

X
Change in control agreements

X
Programs apply to all employees

X
Succession planning

X
Option to defer a portion of annual performance bonus

X
Scenario-testing of compensation program design

X
Board approved strategy

X
Hedging prohibited

X
Payout limits on certain programs

X
Share ownership guidelines

X
Strong corporate culture

X
Code of Business Conduct and Ethics

X
Strong independent HRC Committee

X
HRC Committee mandate

X
Commitment to say on pay

Overall, our compensation programs are designed to provide shareholder alignment, pay for performance, and the reduction of risk to Cenovus.

COMPENSATION OVERSIGHT

Introduction

To ensure we meet our commitments to our shareholders, our employees and the communities in which we conduct our business, we depend on our highly-skilled, committed and experienced team of executive officers to develop and execute our strategy.

Our executive compensation program is designed to attract, reward and retain a strong team of executive officers while ensuring that the interests of our executive officers are consistent with our long-term business strategy and are aligned with the interests of our shareholders. In addition, the program is structured to ensure that executives are compensated fairly and in a manner that does not encourage them to take inappropriate risks.

Our Executive Officers

For 2013, we will report compensation for our five named executive officers (collectively our "NEOs") as follows:

Brian C. Ferguson	President & Chief Executive Officer
John K. Brannan	Executive Vice-President & Chief Operating Officer
Harbir S. Chhina	Executive Vice-President, Oil Sands
Ivor M. Ruste	Executive Vice-President & Chief Financial Officer
Donald T. Swystun*	(former) Executive Vice-President, Refining, Marketing, Transportation and Development
*	Mr. Swystun resigned as a corporate officer of Cenovus as of December 31, 2013, holding the role of Executive Vice-President, Refining, Marketing, Transportation and Development throughout 2013.

 Our HRC Committee

Our HRC Committee is made up of independent non-employee directors who bring different perspectives, approaches and importantly, great experience to the governance over our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues in the course of their careers. This experience is utilized in the oversight they provide at our HRC Committee meetings. As well, these directors bring keen experience in making decisions at a high level in corporate matters and in the areas of risk management and governance. These perspectives provide a strong level of governance and inquiry in respect of our compensation program, decisions regarding executive compensation and in the many other human resources matters they are responsible for as outlined in the HRC Committee mandate (see the Human Resources and Compensation Committee section of the Statement of Corporate Governance Practices section of this circular).

A Skills Matrix can be found in the Nominating and Corporate Governance Committee section of the Statement of Corporate Governance Practices section of this circular. Additional information regarding our HRC Committee members is provided in the individual director biographies found under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular.

As well, the following is a description of the direct experience of each of the HRC Committee members that enables them to make decisions on the suitability of the Corporation's compensation policies and practices:

Ian W. Delaney (HRC Committee Chair) – Mr. Delaney has been an HRC Committee member and the HRC Committee Chair since the formation of Cenovus in late 2009. He also was a member of the HRC committee of the predecessor company of Cenovus. In addition, over his approximately 18 year tenure with Sherritt International Corporation, Mr. Delaney was Chairman of the Board of Directors, Executive Chairman and Chairman and Chief Executive Officer, having a decision-making role in respect of compensation matters for that corporation.

Ralph S. Cunningham – Mr. Cunningham has been a member of the HRC Committee since 2009 and was a member of the HRC committee of the predecessor company of Cenovus for several years. In addition, Mr. Cunningham was a member of the Agrium Inc. human resources committee of the board and has experience as a board Chairman, president and chief executive officer, providing him with significant experience on human resources matters.

Patrick D. Daniel – Mr. Daniel has been a member of the HRC Committee since the inception of our company in 2009. Over the approximately past 12 years, Mr. Daniel was the President and Chief Executive Officer and subsequently the Chief Executive Officer of Enbridge Inc. Mr. Daniel is also a director and sits on the Management Resources and Compensation Committee of Canadian Imperial Bank of Commerce.

Michael A. Grandin – Mr. Grandin has been the Chairman of the Board of Directors of Cenovus since the inception of our company and has been a member of and was Chair of the HRC committee of its predecessor company. Mr. Grandin was also the Chairman of the Board and Chief Executive Officer of Fording Canadian Coal Trust for approximately five years.

Colin Taylor – As Chief Executive and Managing Partner of Deloitte & Touche for an eight year period, Mr. Taylor was directly responsible for human resource matters including compensation. Mr. Taylor has been a member of the HRC Committee for four years since Cenovus's inception as an independent company.

Executive Compensation Consultants

Since December 2009, Cenovus has engaged the services of Towers Watson, an experienced compensation consulting firm, for advice regarding the competitiveness of our compensation program as a whole. Specifically, the HRC Committee receives advice from Towers Watson on the following items:

•
Regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation (See Risk Management in the context of our Compensation Programs in this section of the circular regarding the Towers Watson 2013 risk assessment update).

•
Review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our peer group.

•
Information on trends and best practices in compensation philosophy and program design, using various research methods including compensation and workforce surveys.

In addition, management receives advice on the provision of comprehensive retirement programs and pension plan advice from Towers Watson, including acting as our actuary for pension plan matters and as asset management consultant for our pension and investment plans.

Neither our Board nor HRC Committee pre-approve the services retained by management since they are standard in nature and do not present any conflicts with the services retained by the HRC Committee.

The retainer with Towers Watson includes commenting and advising on the information provided to the HRC Committee by management concerning our executive officers and particularly regarding the compensation of our President & Chief Executive Officer. As outlined by an independence letter between Towers Watson and the HRC Committee, the Towers Watson work for our HRC Committee is independent from other services provided directly to management. To ensure independence, there is a clear reporting relationship between Towers Watson and the HRC Committee, regular meetings are held between Towers Watson and the HRC Committee without management present, and executive compensation consulting advice is retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at Towers Watson leading the work for the HRC Committee are not responsible for or compensated for any other work done by Towers Watson at the request of management (for example, pension and asset management advice). The HRC Committee is confident that the protocols in place are effective and that it receives independent advice from Towers Watson.

The following table provides information about the fees paid to Towers Watson in respect of its services provided to the HRC Committee and to management in respect of the years ended December 31, 2013 and December 31, 2012.

	2013	2012

Executive Compensation-Related Fees	$451,397	$560,942
All Other Fees	$1,583,255	$1,787,954

Executive Compensation-Related Fees consists of the aggregate fees billed by Towers Watson for services related to determining compensation for any of the Corporation's directors and executive officers and other services related to the HRC Committee executing its mandate.

All Other Fees consist of the aggregate fees billed for all other services provided by Towers Watson that are not included in Executive Compensation-Related Fees, as more specifically described above.

Risk Management in the context of our Compensation Programs

In 2013, Towers Watson reviewed and updated their 2011 comprehensive risk assessment of Cenovus's compensation program as a whole. The objective of this review was to determine if there were any elements of our compensation program that could result in undue risk being undertaken and to identify any risks that are likely to have a material adverse effect on the Corporation.

Based on the report of Towers Watson and the key risk mitigating features assessed, it does not appear that there are any significant risks arising from Cenovus's compensation program that are reasonably likely to have a material adverse effect on the Corporation.

We continuously review our compensation programs and take into account any recommendations or commentary from this report. Our Compensation Governance At-A-Glance section at the beginning of this CD&A reflects our approach to risk management through overall governance, the specifics of which are embedded in our programs and policies.

Share Ownership Guidelines

We believe it is important to closely align the interests of our executive officers with our shareholders and one key way to accomplish this is to require that they maintain certain minimum holdings of Common Shares, which may include holdings of DSUs. In December 2013, our HRC Committee approved an increase to the share ownership guidelines to be achieved by December 2016. The HRC Committee believes these new guidelines align the Cenovus executives' interests with the interests of Cenovus shareholders.

The following table outlines the progression of the share ownership guidelines for our executive officers:

Position	2013	2011-2012	2009-2010

President & Chief Executive Officer	5 times annual base salary	4 times annual base salary	4 times annual base salary
Executive Vice-President & Chief Operating Officer	4 times annual base salary	3 times annual base salary	N/A(1)
Other Executive Officers	2.5 times annual base salary	2 times annual base salary	2 times annual base salary

Note:

(1)
The Executive Vice-President & Chief Operating Officer position was created in 2010.

In 2013, our executives were all in compliance with the share ownership guidelines in effect prior to the increase in December 2013. Information regarding the status of holdings of the President & Chief Executive Officer and the other NEOs in relation to the share ownership guidelines is contained in the Executive Performance Summaries section on pages 31 to 35 of this circular.

Policy Compliance

Like all employees, on an annual basis our executive officers provide their commitment to seven key policies or practices that guide the behaviours we expect of our staff. Six of the seven key policies and practices are: Corporate Responsibility Policy, Code of Business Conduct & Ethics, Alcohol & Drug Policy, Non-Harassment Practice, Intellectual Property Practice and Records and Information Management Policy.

The seventh policy that our executive officers and directors are subject to and which they evidence their commitment to annually is our Policy on Confidentiality, Disclosure and Employee Trading. This policy includes a provision prohibiting their ability to enter into financial derivative transactions which could result in profit from Cenovus's share price falling. Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the executive officer or director.

Say on Pay Vote

In 2010, to further enhance transparency regarding our Board's philosophy, principles and approach to executive compensation, our Board adopted a Shareholder Advisory Vote on Executive Compensation Policy. In 2012, this policy was amended to provide for a "say on pay" non-binding advisory vote to be held each year at our annual general meeting. The full text of our Say on Pay Policy is available on our website at cenovus.com. For more information on our Say on Pay Policy, see the Shareholder Advisory Vote on Executive Compensation section in this circular.

OUR PAY FOR PERFORMANCE COMPENSATION PHILOSOPHY

Pay for performance is the foundation of our compensation philosophy.

Our compensation philosophy demonstrates how we provide value to our employees and our executive officers and how we align their interests with the interests of our shareholders. Specifically:

•
We strive to be an employer of choice in relation to our peers, the companies with which we compete.

•
Our compensation is results-oriented and includes competitive salaries and benefits, plus annual and long-term incentives.

•
Our total compensation package:

•
Plays a role in attracting, motivating, rewarding and retaining our employees and our executive officers.

•
Incorporates a pay for performance approach, providing clear differentiation of pay based on individual and corporate performance.

  •
  Is designed to be competitive by positioning the total compensation of our executive officers to provide higher compensation for superior performance and to be in the top quartile of our peer group for outstanding performance. Similarly, for lesser performance, we will provide lower total compensation through our annual and long-term incentive programs.

  •
  Recognizes that total compensation may be impacted by increases and decreases in commodity prices that may occur as a result of the cyclical nature of our business. As such, we test the total compensation of our executive officers for various performance outcomes to understand how these changes will impact compensation.

Overall, we believe our compensation philosophy demonstrates a keen focus on pay for performance.

Market Data Comparisons

We participate in annual compensation surveys that are conducted by various compensation consulting firms to monitor how our compensation compares to our peer group. These surveys are useful for determining compensation trends and provide guidance to assist in determining how well we are meeting our compensation program principles.

We target to have the total direct compensation (base salary, annual performance bonus and long-term incentives) of our executive officers at a level that is consistent with the total direct compensation provided by our peer group to their executive officers. Specifically, we target the total direct compensation for our executive officers to be at the 50th percentile of our peer group while maintaining the ability to provide higher compensation for superior performance.

Our Peer Group

For the compensation review conducted for our executive officers, we have named the following companies as our peer group. This peer group is made up of North American oil and gas companies of similar size and complexity to Cenovus, with market capitalization of greater than $10 billion and annual revenue of greater than $5 billion. As the following table indicates, the 50th percentile of this group is comparable to Cenovus with respect to revenue and market capitalization.

Company(1)	2012 Revenue(2) ($Billion)	August 2013 Market Capitalization(2) ($Billion)

Canadian Natural Resources Ltd.	14.6	35.0
Devon Energy Corporation	8.8	23.2
Enbridge Inc.	25.3	35.7
Encana Corporation	5.2	13.3
Husky Energy Inc.	22.4	29.3
Imperial Oil Limited	29.7	37.3
Marathon Oil Corporation	15.7	24.4
Murphy Oil Corporation	28.6	12.6
Suncor Energy Inc.	38.2	53.3
Talisman Energy	7.3	11.6
TransCanada Corporation	8.0	32.5

50th Percentile	15.7	29.3

Cenovus Energy Inc.	16.8	22.8

Note:

(1)
Effective December 2013, Nexen Inc. was removed from our peer group following their acquisition by CNOOC Limited.

(2)
The Revenue and Market Capitalization values were provided by Towers Watson in their reports to the HRC Committee in 2013 for purposes of planning and compensation decisions of the HRC Committee.

This peer group is a representative industry sample of primarily large Canadian oil and gas companies, with three U.S. companies included that are considered to have a comparable business focus to Cenovus.

 THE COMPONENTS OF OUR COMPENSATION PROGRAM

The components of our compensation program support our commitment to pay for performance.

We provide a total compensation package that provides a level of fixed compensation while allowing for the ability to reward strong performance through at-risk compensation components such as annual performance bonus and long-term incentive awards. We provide the same compensation components to our executive officers as we provide for all our employees.

The following illustration shows how the components of our compensation program work together to achieve our compensation philosophy and provide clear pay for performance alignment, particularly as it relates to the at-risk portion of their compensation:

Base Salary

Base salary provides our employees and executive officers with a level of fixed cash compensation which is consistent with market practice.

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

Annual Performance Bonus Program

The objective of our annual performance bonus program is to reward short-term performance and results in a manner consistent with market practice and our pay for performance philosophy.

Beginning in 2013, the annual performance bonus award is made up of two components: corporate award and individual award. The more impact a role has on overall corporate results, the more the bonus will be aligned with the corporate award. Individual awards will continue to be based on individual results and behaviours.

The weightings for our annual performance bonus program are as follows:

Job Level	Annual Performance Bonus Weighting

President & Chief Executive Officer	100% Corporate Award(1)

Executive Vice-Presidents	70% Corporate Award
30% Individual Award

All other Employees	Ranging from:
40% Individual Award – 60% Corporate Award
60% Individual Award – 40% Corporate Award
70% Individual Award – 30% Corporate Award

Note:

(1)
Under exceptional circumstances, whereby the outcome of the corporate award is not reflective of the individual performance of the President & Chief Executive Officer or a material event relating to corporate performance occurs, the Board shall have the ability to exercise its discretion to adjust the President & Chief Executive Officer's annual performance bonus award accordingly.

The annual performance bonus process can be illustrated as follows:

Performance bonus awards are payable in the first quarter of each year.

Program Components

For each calendar year, all of our employees, including our executive officers, identify specific priorities and accountabilities that are outlined in their individual annual performance agreements. The priorities align with our strategy and provide performance focus throughout the year.

Corporate Award

The Corporate Award is determined based upon an assessment of a comprehensive set of performance measures that support our Board approved corporate strategy: operational performance, environmental actions, consolidated financial performance, competitive performance, strategic accomplishments, and reputation and people, as outlined in our company-wide scorecard.

The methodology used in our company-wide scorecard is as follows:

Performance Measure	Weighting

Operational Performance

We measure our operational performance taking into account results in the areas of:
• Production • Capital • Operating Costs • Steam to Oil Ratio ("SOR") • Reserves
• Safety (total recordable injury frequency ("TRIF"), motor vehicle incident rate)	50%
We embed environmental factors in our measurement of operational performance to demonstrate our commitment to environmental performance and innovation to assure sustained environmental performance. We also consider other operational measures such as staff count and lost profit opportunity. When considering our operational performance we compare our results to those of our peers in areas such as operating costs and SOR.

Environmental Actions

In addition to embedding environmental factors in our operational performance expectations, to further articulate our commitment to environmental performance, we added an evaluation of specific environmental actions taken by the Corporation during the year. These include wildlife mitigation and monitoring, fresh water usage reduction and various strategic initiatives to improve our environmental footprint.	5%

Consolidated Financial Performance

We measure our financial performance using the following measures: • Finding & Development Costs • Corporate Administrative Costs • Netbacks • Recycle Ratio • Cash Flow • Debt to Capitalization • Debt to Adjusted EBITDA We also consider financial measures such as reserve replacement cost, debt adjusted production per share, dividend, operating earnings and return on capital. We consider peer comparisons in areas such as operating cash flow and debt to capitalization.	20%

Competitive Performance

We measure competitive performance based upon: • Total Shareholder Return • Cash Flow Multiple • Illustrative Net Asset Value ("NAV")	10%

Strategic Accomplishments

Each year our executive and Board identify strategic accomplishments achieved in the year such as innovation and environmental achievements, start-up of various phases of production, regulatory approvals, wells drilled, business and operating excellence initiatives, organizational capacity achievement and other strategic initiatives undertaken in the year. We also identify areas for improvement.	15%

Reputation and People

We also consider reputation and people measures, based on statistics such as attrition, and survey results from our employee and stakeholder engagement surveys. While these measures are not weighted, the results are considered by the Board in determining the final company-wide score for Cenovus's annual performance.

We believe the use of the scorecard provides a measured approach to determining the annual corporate award for our President & Chief Executive Officer, executive officers and our employees.

Assessment of Results

Cenovus utilizes three classifications in the assessment of its performance results:

Exceeded Expectations	Results exceeded objective by greater than 5% (where measurable)

Met Expectations	Results met objective or were slightly below or slightly higher

Needs Improvement	Results were below objective by greater than 5% (where measurable)

Generally, performance results are assessed against the established corporate strategic plan, operating budget, prior year result, capital budget, corporate priorities and peer comparisons (where applicable).

The HRC Committee has the ability to use its discretion in evaluating the performance of our President & Chief Executive Officer and the other NEOs. The HRC Committee may also evaluate the performance of our NEOs relative to achievement as against set goals as outlined in our public guidance documents, as well as against our internal strategic plan and related performance measures. The details of the ten year strategic plan are confidential to the Corporation and are not publicly disclosed as this would cause serious prejudice to Cenovus.

In line with our pay for performance philosophy, our NEOs have the ability to earn a maximum annual performance bonus award of up to two times their target annual performance bonus awards for superior performance (the payment limit for this program). A minimum annual performance bonus award of zero dollars may also be determined in circumstances of very poor performance.

Individual Award

For our executive officers, excluding the President & Chief Executive Officer, the Individual Award, is determined based on the following factors:

•
Achievement of individual priorities and accountabilities of employees as set out in annual performance agreements (for each NEO, these priorities are agreed by the President & Chief Executive Officer).

•
Leadership and commitment.

•
Extraordinary contributions to the Corporation over the past year.

•
Additional value added to the Corporation's operating and financial results attributable to the individual performance of the executive officer.

•
Behaviours that support our culture.

 Long-Term Incentive Program

Long-term incentives are designed to reward achievement of longer-term performance criteria and facilitate retention, while aligning the interests of our employees with our shareholders.

We developed our long-term incentive program to align the interests of our employees and executive officers with our shareholders through holdings of significant equity interests and to assist with long-term retention. In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of long-term incentives that may be granted.

Long-term incentives are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data and on individual performance. We have two types of long-term incentives that we grant to our employees and executive officers:

Performance Share Units	Stock options
= 50 percent of the grant date fair value	= 50 percent of the grant date fair value

The grant of stock options aligns the interests of our employees with shareholders by providing compensation linked to share price appreciation, such that targeted grant values may be achieved only when share price appreciation meets the targeted level. By granting a second type of long-term incentive in the form of performance share units ("PSUs"), achievement of stated performance criteria is also required to achieve the targeted value of the grant. We believe this balanced approach provides strong governance in our long-term incentive program.

Performance Share Units

We grant performance-based long-term incentives in the form of PSUs. PSUs are whole share units that vest and pay out only on achievement of a specified performance measure. Our PSUs become eligible to vest in installments over three annual performance periods, 30 percent at the end of the first annual performance period, 30 percent at the end of the second annual performance period and 40 percent at the end of the third annual performance period. Payment is not made until after the end of the third annual performance period applicable to the grant.

PSUs only become eligible to vest subject to achievement of our performance measure of recycle ratio ("LTI recycle ratio"), which is determined and approved by our HRC Committee on an annual basis. We believe that LTI recycle ratio is a key measure of profitability as it measures our ability to generate operating cash flow by producing our reserves relative to the cost incurred to find those reserves. The formula for calculating our LTI recycle ratio that is used to determine eligibility and vesting of PSUs is as follows:

LTI recycle ratio	=	Netback (per BOE) Finding & Development Costs (per BOE) (multi-year average)

Netback is calculated based upon:

•
operating & administrative costs;

•
commodity price (including impacts of hedging and refining margins);

•
royalties; and

•
transportation.

Finding & Development Costs are calculated for our proved reserves and are based upon:

•
current capital spending (capital efficiency);

•
changes to future development costs; and

•
reported proved reserves additions.

We currently use a multi-year average of Finding & Development Costs to reduce the impact of fluctuations in reserve additions reported during each year so that we can meet one objective of our compensation program, to provide competitive compensation without incenting excessive or inappropriate risk-taking. We calculated our 2010 LTI recycle ratio of 2.80 using a two year average (2009 and 2010) of Finding & Development Costs which reflected our two year reporting history as an independent integrated oil company. We calculated our 2011 LTI recycle ratio of 2.70, our 2012 LTI recycle ratio of 2.50 and our 2013 LTI recycle ratio of 2.35 using a three year average of Finding & Development Costs.

Our LTI recycle ratio takes into account the impact of incremental future development costs, general and administrative costs and the impact of hedging.

The performance eligibility of PSUs is determined on an annual basis, as follows:

Performance	LTI recycle ratio	Number of PSUs that become eligible to vest

Threshold	Less than or equal to one	0 times number granted
Target	Equal to two	1 times number granted
Maximum	Equal to three	2 times number granted

These performance eligibility criteria are reviewed annually by our HRC Committee comparing the LTI recycle ratio benchmarks of one, two and three as against independently calculated recycle ratio data of our peers and other integrated and large market capitalization companies. In this way we ensure our performance criteria is grounded and appropriately set in comparison to our peers.

PSUs that do not become eligible to vest at the end of an annual performance period will not vest or become eligible in subsequent periods and are cancelled.

At the end of the third annual performance period, PSUs that have become eligible to vest will vest and be paid out in the form of cash or Common Shares purchased in the open market, as determined by the HRC Committee, subject to the employee's active employment. Dividend equivalents are credited on the eligible PSUs in the form of additional PSUs, consistent with dividends declared on Common Shares, throughout the three annual performance periods.

Cenovus Stock Options

A second component of our long-term incentive program is the grant of options to employees and executive officers, which is consistent with market practice in our industry. Options granted since 2010 ("Cenovus Options") under our Employee Stock Option Plan ("ESOP") have a seven year term from their original grant date and vest based upon the following schedule: 30 percent on the first anniversary date of the grant, 30 percent on the second anniversary date of the grant and the remaining 40 percent on the third anniversary date of the grant.

The grant price of Cenovus Options is the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on the last trading day preceding the date on which the option agreement granting the Cenovus Options is made, or, if the Common Shares have not traded on that day, on the next preceding day on which Common Shares were traded.

Cenovus Options have either associated tandem stock appreciation rights ("TSARs") or associated net settlement rights as follows:

TSARs:

•
The right to exercise the Cenovus Options to purchase a specified number of Common Shares is surrendered in favor of cash proceeds (or, at our election, Common Shares).

•
The optionholder will be paid in cash an amount equal to the difference between the pre-surrender date closing price of the Common Shares on the TSX and the grant price multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Net settlement rights:

•
The right to exercise the Cenovus Options to purchase a specified number of Common Shares is surrendered in favor of a number of Common Shares.

•
The optionholder will receive the number of Common Shares equal to the difference between the pre-surrender date closing price of the Common Shares on the TSX and the grant price of the Cenovus Option multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

In 2010, Cenovus Options with TSARs were granted. Starting in February 2011, we granted Cenovus Options with net settlement rights.

Replacement Stock Options

Pursuant to the Arrangement, replacement stock options ("Replacement Options") were granted to our employees and executive officers. For each Encana stock option held as of November 30, 2009, our employees and executive officers received one Encana Replacement Option and one Cenovus Replacement Option. The grant price of the previously held Encana stock options was adjusted using a stated formula based upon the one day volume weighted average trading price of a common share of each of Encana (as traded on the TSX on a pre-Arrangement basis), new Encana (as traded on the TSX on an if, as and when issued basis) and Cenovus (as traded on the TSX on an if, as and when issued basis) on December 2, 2009. All of the Replacement Options had associated TSARs.

The Replacement Options had a five year term from their original grant date and expired on or before February 11, 2014.

Deferred Share Units

Under our Deferred Share Unit Plan for Employees ("DSU Plan"), our employees (including our executive officers) may elect to convert either 25 percent or 50 percent of their annual performance bonus (which would otherwise be paid in cash) to DSUs. The election is irrevocable and must be made in the calendar year prior to the bonus year. In addition, the DSU Plan allows the HRC Committee, in its discretion, to award a grant of DSUs. Dividend equivalents are credited on the outstanding DSUs in the form of additional DSUs, consistent with dividends declared on Common Shares.

DSUs generally vest when they are credited to the individual's account, unless the HRC Committee determines otherwise. DSUs may only be redeemed upon the departure of the individual from Cenovus, either by resignation, termination or retirement. When an individual departs, he or she must redeem the DSUs in his or her account by December 15 of the first calendar year following the year of his or her departure from Cenovus. The value of DSUs that may be redeemed is equal to the number of DSUs in the individual's account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the individual in cash on an after-tax basis.

Pursuant to the Arrangement, Encana DSUs held by employees of Cenovus were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to each employee was based on the fair market value of Cenovus Common Shares relative to Encana common shares prior to the completion of the Arrangement.

Retirement and Pension Benefits

Our retirement program is designed to provide long-term financial security and to support retention of our employees, including our executive officers.

We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits. Our program provides competitive retirement and pension benefits, gives long-term financial security and aids with retention.

Cenovus's Canadian Pension Plan, which includes both a Defined Benefit Option ("DB Plan") and a Defined Contribution Option ("DC Plan"), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

In 2012, we introduced a new option in our DB Plan aimed to retain key employees. Under the new DB Plan option the normal retirement age is 70 (compared to 65 under the legacy DB Plan option) and the early retirement age is 60 (compared to 55 under the legacy DB Plan option). Employees may take their pension as early as age 60 with their pension benefits reduced by 3 percent per year. There is no reduction in benefits for early retirement between age 65 and 69. Employees are eligible to participate in the new DB Plan option when they attain 50 points (determined based upon a minimum 10 years of service and their age). Certain positions of Executive Vice-President, Senior Vice-President and Vice-President are also eligible to participate.

This new option in the DB Plan was made available to employees effective for the July 1, 2012 benefit year and will be made available to employees each July 1, based on achievement of eligibility. For those employees electing this new DB Plan option as at July 1, 2012 only, they were permitted to also elect to participate starting on the later of December 1, 2009 or their date of hire, to recognize their contributions to Cenovus since its inception on November 30, 2009 and to extend their retention and retirement to a later date. Those employees who elected to participate on the earlier date were required to transfer their service through a reimbursement of the contributions to their DC Plan for the same time period, such that they were participants in one pension plan option at any given time and to ensure Cenovus was not paying for the same pension benefit twice.

Those employees who previously participated in our legacy DB Plan option continue to do so. In the legacy DB Plan option, normal retirement is at age 65, although employees may retire as early as age 55 with a reduced pension for early commencement. Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55).

For all of our DB Plan participants, pension benefits are based on credited service and final average pensionable earnings. Pensionable earnings include base salary plus annual performance bonus capped at 67 percent of salary for our President & Chief Executive Officer and 40 percent for our other NEOs.

We pay pensions from our DB Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

Under the terms of the DC Plan, contributions are made to an account for each employee or executive officer in the amount of eight percent of pensionable earnings. For executive officers participating in the DC Plan, pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary. Each employee individually manages the investments made within their accounts. A specified number of investment options are made available by Cenovus within the DC Plan and the accounts held by employees. Contributions to the DC Plan are made by Cenovus up to the limits permitted under a registered pension plan. Additional pension contributions are made to the Cenovus Energy Inc. Canadian Supplemental Defined Contribution Savings Plan for contributions in excess of the limits permitted under a registered pension plan.

As part of the Arrangement, Cenovus assumed the obligation in respect of certain transferred employees to pay and fund pension benefits that had been accrued by the transferred employees under Encana's pension plans prior to the Arrangement.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits and perquisites at a level competitive with market practice.

The additional elements of compensation that we provide include an annual allowance, company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs.

 2013 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Adhering to our Pay for Performance Compensation Philosophy.

A number of important decisions regarding the compensation for our President & Chief Executive Officer and our other NEOs were made by the HRC Committee and our Board for the 2013 year. We have provided a snapshot of the compensation and the associated decisions for each of our President & Chief Executive Officer and our other NEOs in the Executive Performance Summaries found on pages 31 to 35 of this circular.

Base Salary

In addition to our evaluation of the performance of our company in the context of our pay for performance philosophy, our HRC Committee conducted a review of base salaries and the total compensation package of our President & Chief Executive Officer and our other NEOs, as compared to our peer group. The HRC Committee and our Board decided to hold the base salaries of our President & Chief Executive Officer and other executive officers at their current levels with no increase in 2014. This decision was made taking into consideration the request of our President & Chief Executive Officer and other executive officers to hold their salaries at current levels.

Annual Performance Bonus

For the 2013 year, our Board evaluated the performance of our company and our executive officers based on the key performance measures and the achievement of those measures in 2013 outlined in the 2013 Cenovus Performance Summary Table and Company-wide Scorecard Results on pages 29 and 30 of this circular. In addition, individual performance was considered for our other NEOs for 30 percent of their 2013 annual performance bonus award. For the 2013 performance year, the decisions of the HRC Committee and our Board resulted in annual performance bonus awards at a lower amount than recent years, based upon our 2013 company-wide scorecard results, which informed the decisions regarding 100 percent of the annual performance bonus of Mr. Ferguson, our President & Chief Executive Officer and 70 percent of the annual performance bonus of our other NEOs, as provided on the following two pages.

Long-Term Incentives – Performance Share Units and Stock Options

The long-term nature of our business, with its link to commodity prices and long-term capital needs, requires a significant focus on profitable growth. Our long-term incentives align our employees and executives with shareholder interests and it is therefore important to provide incentives that coincide with the nature of our business, reward appropriate decision-making and facilitate retention. The 2013 long-term incentives were granted on February 20, 2013 and reflect these objectives.

 2013 Cenovus Performance Summary Table and Company-wide Scorecard Results

Performance Measures	2013 Actual Results	Performance Assessment(1)	Rationale

Operational Performance

Oil & NGLs Production (bbls/d)	179,275 bbls/d	Met expectations	Oil sands production increased 14% from 2012. Christina Lake production increased 55% from 2012. Foster Creek production decreased 8% from 2012

Gas Production (MMcf/d)	529 MMcf/d	Met expectations	Current levels maintained

Capital Investment	$3,262 million	Exceeded expectations	Capital expenditures were under budget and projects are on schedule

Total Operating Costs – per unit	$12.79/BOE	Needs improvement	Increased 32% at Foster Creek and decreased 4% at Christina Lake

Total Proved Reserves	2.3 billion BOE	Met expectations	Increased 5% from 2012

Total Proved Bitumen Reserves	1.8 billion bbls	Exceeded expectations	Increased 8% from 2012 indicating focused expansion at our operating projects

SOR – Christina Lake	1.8	Exceeded expectations	Large growth in production while maintaining an industry leading SOR

SOR – Foster Creek	2.5	Needs improvement	Increased from 2012

Safety Performance – TRIF	0.38 employees	Needs improvement	Lower than industry average but
	0.88 contractors		company expectations not met

Environmental Actions

Achieved external environmental recognition	Exceeded expectations		Named to the Dow Jones Sustainability World Index (second year), Dow Jones Sustainability North America Index (fourth year) and the Canada 200 Climate Disclosure Leadership Index (fourth year)

Advanced environmental planning	Met expectations		Significant progress made in implementing environmental fundamentals into the long range planning process and into the initial planning process for our oil sands projects. Exceeded abandonment and reclamation targets and remained within budget

Pursued environmental innovation projects	Met expectations		Successful completion of the Telephone Lake dewatering pilot, introduction and use of the SkyStrat™ drilling rig to reduce environmental footprint, use of ultra-low NOx burner and flue gas recirculation pilot at Christina Lake, Oxyfuel pilot, boiler blow down, Skyonics CO2 carbonate transformation technology investment. Active member in Canada's Oil Sands Innovation Alliance

Consolidated Financial Performance

Cash Flow	$3.6 billion	Met expectations	Comparable to 2012
$4.76 per share diluted

Operating Earnings	$1.2 billion	Exceeded expectations	Increased 35% from 2012
$1.55 per share diluted

Debt to Adjusted EBITDA	1.2 times	Met expectations	Remained within target of 1.0 and 2.0 times

Debt to Capitalization	33%	Met expectations	Remained within target of 30% and 40%

Performance Measures	2013 Actual Results	Performance Assessment(1)	Rationale

Competitive [Shareholder] Performance

Total Shareholder Return ("TSR")	-5.8%	Needs improvement	Four year return of 27%, 2013 return was downward trending

Cash Flow Multiple	6.7	Met expectations	Slightly lower than 2012

Illustrative Net Asset Value ("NAV")	$35 (per share)	Met expectations	NAV is an indicator of long-term success. Despite solid growth in reserves and resources in 2013, the forecast of lower long-term commodity prices was the primary factor in the decrease in Cenovus's NAV in 2013

Strategic Accomplishments

Progress on attacking cost structures	Met expectations		Progressed attack on cost structure and productivity improvements aimed at gaining permanent margin improvement

Commitment to expanding market access	Met expectations		Increased rail capacity to transport 10,000 bbls/d of oil. Entered into two multi-year rail terminal agreements. Commitment to proposed Energy East pipeline, proposed pipelines to the West Coast and planned pipelines to the U.S. Gulf Coast. Progressing strategy to secure market access

Achieved operational objectives	Met expectations		Achieved first production at Christina Lake Phase E. Expansion progress at Foster Creek, Christina Lake and Narrows Lake. Grew reserves and contingent resources

Made advancements in technology and innovation	Exceeded expectations		Successful completion of the Telephone Lake dewatering pilot and introduction of SkyStrat™ drilling rig. Successful Innovation Summit which all employees were encouraged to attend

People and Reputation

Further enhanced culture and leadership	Met expectations		Integration of Our Cenovus into our work interactions. Strong participation in leadership development programs continued throughout 2013

Advanced public policy to enable responsible resource development	Exceeded expectations		Cenovus viewpoint clearly represented in discussions with key stakeholders. Launched the story of oil social media campaign through More2TheStory.com and "Rising to the Challenges" video

For disclosure with respect to the references to non-GAAP measures such as cash flow, operating earnings, debt to adjusted EBITDA, debt to capitalization and NAV and information relating to the presentation of reserves data and other oil and natural gas information, see Advisories at the end of this circular.

Note:

(1)
Please refer to Cenovus's Assessment of Results on page 23 of this circular.

Executive Performance Summaries

The following section provides a 2013 performance summary for each of the NEOs and references the 2013 Cenovus Performance Summary Table and Company-wide Scorecard Results above.

Brian C. Ferguson President & Chief Executive Officer
As President & Chief Executive Officer, Mr. Ferguson is responsible for overall leadership of Cenovus's strategic and operational performance. He is also a director of Cenovus.

2013 Significant Results
• Well executed capital program – asset phase progress, reserves and resource growth
• Environmental recognition – named to Dow Jones Sustainability indexes
• Evolution of our company's culture – progressed "Our Cenovus"
• Market access assessment – evolution of strategy to continue in 2014
• Contribution of refining operations to operating cash flow
• Key stakeholder engagement regarding responsible resource development

Metric	Assessment

Total Shareholder Return	Needs improvement

Cash Flow Multiple	Met expectations

Illustrative NAV	Met expectations

Compensation earned in 2013

Fixed
Base Salary(1)	$1,337,500
At-risk
Annual Performance Bonus	$1,755,000
Long-term Incentives
PSUs(2)	$2,699,981
Cenovus Options(3)	$2,700,017

Total direct compensation	$8,492,498

Notes:
(1) Annual base salary as at April 1, 2013 – $1,350,000
(2) Number of PSUs granted in 2013 = 82,417
(3) Number of options granted in 2013 = 436,896

Mr. Ferguson's total direct compensation:

•
strongly aligns his compensation with shareholder interests

•
was at the 59th percentile of the total direct compensation of Presidents & Chief Executive Officers of our peer group (compared to the most recent market data available)

Eighty-four percent (84%) of Mr. Ferguson's 2013 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

The positioning of Mr. Ferguson's total direct compensation reflects the performance of Cenovus in 2013 and aligns with our pay for performance compensation philosophy.

Share Ownership Summary – March 7, 2014

Share Ownership Guideline	Beneficial Share Holdings	Share Ownership Multiple	Status
5x base salary	$7,170,443	5.31(1)	In compliance

Note:
(1) Mr. Ferguson purchased additional Common Shares on March 11, 2014 to increase his share ownership multiple to 5.49.

Mr. Ferguson was eligible for annual performance bonus awards as follows:

Target Annual Performance Bonus Award Percentage of Base Salary	Minimum Annual Performance Bonus Award	Target Annual Performance Bonus Award	Maximum Annual Performance Bonus Award	Actual Performance Bonus Award for 2013

100%	$0	$1,350,000	$2,700,000	$1,755,000

John K. Brannan Executive Vice-President & Chief Operating Officer

Mr. Brannan is responsible for all our upstream, midstream and downstream oil and gas operations, including governance of our partnership with ConocoPhillips and Phillips 66. He also leads the centralized supply services and health and safety functions.

2013 Significant Results
• Timely delivery of oil sands projects/phases (Christina Lake, Foster Creek, Narrows Lake)
• Strategic focus on development of existing oil sands projects
• Conventional oil and gas asset strategy implementation
• Further progress on attacking cost structures and productivity improvements required
• Opportunity for continued improvement in safety performance across all operations with success at Nisku module fabrication yard with zero recordable injury rate

Metric	Assessment

Total Production	Met expectations

Capital Investment	Exceeded expectations

Operating Costs	Oil sands – Needs improvement Conventional and natural gas – Met expectations

Safety – TRIF	Needs improvement

Compensation earned in 2013

Fixed
Base Salary(1)	$752,500
At-risk
Annual Performance Bonus	$790,400
Long-term Incentives
PSUs(2)	$1,649,990
Cenovus Options(3)	$1,650,004

Total direct compensation	$4,842,894

Notes:
(1) Annual base salary as at April 1, 2013 – $760,000
(2) Number of PSUs granted in 2013 = 50,366
(3) Number of options granted in 2013 = 266,991

Eighty-four percent (84%) of Mr. Brannan's 2013 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Share Ownership Summary – March 7, 2014

Share Ownership Guideline	Beneficial Share Holdings	Share Ownership Multiple	Status
4x base salary	$3,303,341	4.35	In compliance

Mr. Brannan was eligible for annual performance bonus awards as follows:

Target Annual Performance Bonus Award Percentage of Base Salary	Minimum Annual Performance Bonus Award	Target Annual Performance Bonus Award	Maximum Annual Performance Bonus Award	Actual Performance Bonus Award for 2013

80%	$0	$608,000	$1,216,000	$790,400

Harbir S. Chhina Executive Vice-President, Oil Sands

Mr. Chhina is responsible for all oil sands activities, including our operations at Foster Creek, Christina Lake, Narrows Lake and the Greater Pelican assets. He also leads the Research & Development, Technology Development and Environmental Technology Investments teams, as well as the New Resource Plays team.

2013 Significant Results
• Strong Christina Lake production growth
• Production and operating cost targets for Foster Creek not met
• Successful Christina Lake, Foster Creek and Narrows Lake phase progress
• Progressed pilot projects and technology (Telephone Lake dewatering pilot project success, SkyStrat™ drilling rig, Grand Rapids)
• Increase in proved bitumen reserves – 2013 recycle ratio of 2.2 times

Metric	Assessment

Total Oil Sands Production	Christina Lake – Exceeded expectations Foster Creek – Needs improvement

Steam to Oil Ratio	Christina Lake – Exceeded expectations Foster Creek – Needs improvement

Total Proved Bitumen Reserves	Exceeded expectations – 8% increase from 2012

Safety – TRIF	Needs improvement

Compensation earned in 2013

Fixed
Base Salary(1)	$637,500
At-risk
Annual Performance Bonus	$507,000
Long-term Incentives
PSUs(2)	$1,299,982
Cenovus Options(3)	$1,300,012

Total direct compensation	$3,744,494

Notes:
(1) Annual base salary as at April 1, 2013 – $650,000
(2) Number of PSUs granted in 2013 = 39,682
(3) Number of options granted in 2013 = 210,358

Eighty-three percent (83%) of Mr. Chhina's 2013 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Share Ownership Summary – March 7, 2014

Share Ownership Guideline	Beneficial Share Holdings	Share Ownership Multiple	Status
2.5x base salary	$12,306,213	18.93	In compliance

Mr. Chhina was eligible for annual performance bonus awards as follows:

Target Annual Performance Bonus Award Percentage of Base Salary	Minimum Annual Performance Bonus Award	Target Annual Performance Bonus Award	Maximum Annual Performance Bonus Award	Actual Performance Bonus Award for 2013

60%	$0	$390,000	$780,000	$507,000

Ivor M. Ruste Executive Vice-President & Chief Financial Officer

Mr. Ruste oversees a team responsible for the Corporation's financial functions including comptrollers, treasury, tax, financial risk and enterprise risk reporting, acquisitions and divestitures, and Sarbanes-Oxley Act compliance. He is also responsible for Cenovus's reserves governance and portfolio management.

2013 Significant Results
• Secured fixed rate debt financing and credit facility extension
• Strong hedging program execution
• Outstanding leadership of risk management program
• Executed updated portfolio management strategy

Metric	Assessment

Cash Flow	Met expectations

Debt to Capitalization	Met expectations

Debt to Adjusted EBITDA	Met expectations

Compensation earned in 2013

Fixed
Base Salary(1)	$582,500
At-risk
Annual Performance Bonus	$470,820
Long-term Incentives
PSUs(2)	$999,999
Cenovus Options(3)	$999,998

Total direct compensation	$3,053,317

Notes:
(1) Annual base salary as at April 1, 2013 – $590,000
(2) Number of PSUs granted in 2013 = 30,525
(3) Number of options granted in 2013 = 161,812

Eighty-one percent (81%) of Mr. Ruste's 2013 total direct compensation was in the form of at-risk, performance-based compensation (annual performance bonus and long-term incentives).

Share Ownership Summary – March 7, 2014

Share Ownership Guideline	Beneficial Share Holdings	Share Ownership Multiple	Status
2.5x base salary	$1,251,864	2.12	In compliance(1)

Note:

(1) Mr. Ruste has until December 2016 to achieve the new guideline of 2.5 times annual base salary. Mr. Ruste achieved the prior guideline of two times annual base salary in 2013.

Mr. Ruste was eligible for annual performance bonus awards as follows:

Target Annual Performance Bonus Award Percentage of Base Salary	Minimum Annual Performance Bonus Award	Target Annual Performance Bonus Award	Maximum Annual Performance Bonus Award	Actual Performance Bonus Award for 2013

60%	$0	$354,000	$708,000	$470,820

Donald T. Swystun (former) Executive Vice-President, Refining, Marketing, Transportation and Development
Mr. Swystun was responsible to oversee the refining and marketing portfolios for Cenovus. He was also responsible for the transportation strategy and approaches to address market access issues.

2013 Results
Mr. Swystun resigned as a corporate officer of Cenovus as of December 31, 2013, holding the role of Executive Vice-President, Refining, Marketing, Transportation and Development throughout 2013. His 2013 annual performance bonus was determined by reference to his prior bonus awards in consideration of his prior service to Cenovus to December 31, 2013.

Compensation earned in 2013

Fixed
Base Salary(1)	$562,000
At-risk
Annual Performance Bonus	$550,000
Long-term Incentives
PSUs(2)	$649,991
Cenovus Options(3)	$650,006

Total direct compensation	$2,411,997

Notes:
(1) Annual base salary as at April 1, 2013 – $566,000
(2) Number of PSUs granted in 2013 = 19,841
(3) Number of options granted in 2013 = 105,179

 Performance Graph

The following graph compares the cumulative total shareholder return for Cenovus on the TSX of $100 invested in Common Shares (assuming reinvestment of dividends) over the period from December 31, 2009 to December 31, 2013. Common Shares of Cenovus commenced trading on the TSX on December 3, 2009, the first four full years of cumulative total shareholder return being represented in the graph below.

	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12	31-Dec-13	Compounded Annual Growth Rate(1)

CVE (TSX)	100	129	134	135	127	6.2%
S&P/TSX Composite Index	100	117	107	115	129	6.6%
S&P/TSX Energy Index	100	113	102	101	115	3.5%

Note:

(1)
The compounded annual growth rate shown represents the time period from December 31, 2009 to December 31, 2013.

Cenovus has shown strong total shareholder return over the four years since its inception as an independent oil company. In 2013, Cenovus's total shareholder return relative to the S&P/TSX Composite Index and the S&P/TSX Energy Index was downward trending. Over the four year period illustrated in the performance graph, Cenovus total shareholder return was 27 percent compared to 29 percent return in the S&P/TSX Composite Index and 15 percent return in the S&P/TSX Energy Index. On a compounded annual growth rate basis, Cenovus total shareholder return performed at 6.2 percent compared to 6.6 percent for the S&P/TSX Composite Index and 3.5 percent for the S&P/TSX Energy Index.

As a reflection of our pay for performance perspective, the downward trending total shareholder return was considered in the determination of the reduced annual performance bonuses for our NEOs for 2013 as compared to prior years and a holding of base salaries to their 2013 levels for the 2014 year. We provide a significant portion of our NEOs' direct compensation (approximately 83 percent on average) in the form of at-risk elements such as annual performance bonus and long-term incentive awards, to provide strong alignment to the return of shareholders. In this way, our executive officers enjoy the same benefit (and in downtimes, burden) as our shareholders. This alignment is currently evident in the stock option grants made to our NEOs in 2011, 2012 and 2013, which have grant prices higher than the December 31, 2013 Common Share price and thus no current realizable value.

Our pay for performance compensation philosophy combined with the design of our compensation programs ensures that we have a comprehensive view of performance and reflects the need to incent employees and our executive officers to continue to execute on our strategy with a clear focus to deliver value to our shareholders through an increase in the price of Cenovus Common Shares.

 TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2011, December 31, 2012 and December 31, 2013.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Option- Based Awards(1) ($)	Share- Based Awards(1) ($)	Annual Incentive Plans(2) ($)	Pension Value(3) ($)	All Other Compensation(4) ($)	Total Compensation ($)

Brian C. Ferguson,	2013	1,337,500	2,700,017	2,699,981	1,755,000	619,882	132,394	9,244,774
President & Chief Executive Officer	2012	1,256,250	2,762,504	2,762,495	2,275,000	1,694,269(6)	128,160	10,878,678
	2011	1,068,750	1,999,380	1,999,380	2,165,625(5)	1,897,590(6)	112,395	9,243,120

John K. Brannan,	2013	752,500	1,650,004	1,649,990	790,400	329,157	104,615	5,276,666
Executive Vice-President &	2012	719,375	1,860,028	1,859,970	917,063	409,305	102,601	5,868,342
Chief Operating Officer	2011	687,500	1,549,925	1,549,925	948,750	64,159	101,867	4,902,126

Harbir S. Chhina,	2013	637,500	1,300,012	1,299,982	507,000	265,437	95,819	4,105,750
Executive Vice-President, Oil Sands	2012	581,250	1,560,032	1,559,967	626,400	556,293(7)	92,835	4,976,777
	2011	493,750	1,099,866	1,099,866	604,800	52,300	88,328	3,438,910

Ivor M. Ruste,	2013	582,500	999,998	999,999	470,820	229,615	94,644	3,377,576
Executive Vice-President &	2012	552,500	1,200,025	1,199,972	600,600	574,331(7)	92,972	4,220,400
Chief Financial Officer	2011	522,500	749,899	749,899	588,300	57,800	91,266	2,759,664

Donald T. Swystun,	2013	562,000	650,006	649,991	550,000(9)	216,494	93,504	2,721,995
(former) Executive Vice-President,	2012	543,750	960,034	959,962	537,900	248,863	92,434	3,342,943
Refining, Marketing, Transportation and Development(8)	2011	513,750	749,899	749,899	572,513	255,539	87,184	2,928,784

Notes:

(1)
In 2013, to align with market practice and accounting methodology, the fair value of option-based awards and share-based awards on the grant date was calculated using the Black-Scholes-Merton valuation model for Cenovus Options with net settlement rights, and fair value based on the market value of a Common Share on the grant date for PSUs. The assumptions and fair value for Cenovus Options are set out below:
Model	Black-Scholes-Merton
Common Share Price	$32.76
Volatility	27.7%
Expected Life	4.55 years
Risk-Free Rate	1.46%
Grant Date Fair Value	$6.18

  The methodology used to calculate the fair value of option-based awards and share-based awards is the same as the value reported for accounting purposes.

(2)
The Annual Incentive Plan amounts include the annual performance bonus awards earned by our NEOs in the noted year.
(3)
Pension Value represents the compensatory change set out in the Compensatory Change column of the Defined Benefit Pension Table.
(4)
All Other Compensation represents annual allowance ($39,600), company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs paid in the noted year.
(5)
The annual performance bonus award earned by our President & Chief Executive Officer in 2011, was paid 25 percent in the form of a grant of DSUs and 75 percent in cash. The Board made its decision to pay the 2011 annual performance bonus award in the form of DSUs and in cash, considering a number of factors, including Mr. Ferguson's request that his bonus be allocated between DSUs and cash.
(6)
The compensatory change in pension value for Mr. Ferguson is a result of a base salary increase in the specific year, and is not representative of the compensatory change in pension value expected for Mr. Ferguson in a typical year.
(7)
Includes employer contributions for the DC Plan for the first six months of 2012 and reflects participation elected in the new DB Plan option for the last six months of 2012.
(8)
Mr. Swystun resigned as a corporate officer of Cenovus as of December 31, 2013, holding the role of Executive Vice-President, Refining, Marketing, Transportation and Development throughout 2013.
(9)
Mr. Swystun's annual incentive plan award for 2013 was determined by reference to his prior bonus awards in consideration of his prior service to Cenovus to December 31, 2013.

 Outstanding Option-Based and Share-Based Awards

The following table outlines the option-based awards and share-based awards outstanding as at December 31, 2013.

	OPTION- BASED AWARDS						SHARE- BASED AWARDS

Name	Number of Securities Underlying Unexercised Options(1) (#)	Grant Date of Cenovus Replacement Options	Original Grant Date	Option Exercise Price(2) ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(3) ($)	Number of Shares/Units of Shares That Have Not Vested (#)(4)	Market or Payout Value of Share- Based Awards That Have Not Yet Vested ($)(5)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)(6)

Brian C. Ferguson	100,000	30-Nov-2009	11-Feb-2009	26.27	11-Feb-2014	413,000	263,277	8,003,633	1,596,675
	237,000		17-Feb-2010	26.32	17-Feb-2017	966,960
	266,000		24-Feb-2011	37.54	24-Feb-2018	0
	396,342		21-Feb-2012	38.73	21-Feb-2019	0
	436,896		20-Feb-2013	32.76	20-Feb-2020	0

John K. Brannan	108,000	30-Nov-2009	11-Feb-2009	26.27	11-Feb-2014	446,040	181,354	5,513,165	0
	190,000		17-Feb-2010	26.32	17-Feb-2017	775,200
	206,000		24-Feb-2011	37.54	24-Feb-2018	0
	266,862		21-Feb-2012	38.73	21-Feb-2019	0
	266,991		20-Feb-2013	32.76	20-Feb-2020	0

Harbir S. Chhina	72,900	30-Nov-2009	11-Feb-2009	26.27	11-Feb-2014	301,077	140,030	4,256,920	0
	142,000		17-Feb-2010	26.32	17-Feb-2017	579,360
	147,000		24-Feb-2011	37.54	24-Feb-2018	0
	223,821		21-Feb-2012	38.73	21-Feb-2019	0
	210,358		20-Feb-2013	32.76	20-Feb-2020	0

Ivor M. Ruste	38,000		17-Feb-2010	26.32	17-Feb-2017	155,040	103,420	3,143,973	578,995
	100,000		24-Feb-2011	37.54	24-Feb-2018	0
	172,170		21-Feb-2012	38.73	21-Feb-2019	0
	161,812		20-Feb-2013	32.76	20-Feb-2020	0

Donald T. Swystun	108,000	30-Nov-2009	11-Feb-2009	26.27	11-Feb-2014	446,040	84,847	2,579,354	0
	95,000		17-Feb-2010	26.32	17-Feb-2017	387,600
	100,000		24-Feb-2011	37.54	24-Feb-2018	0
	137,738		21-Feb-2012	38.73	21-Feb-2019	0
	105,179		20-Feb-2013	32.76	20-Feb-2020	0

Notes:

(1)
The number of securities underlying unexercised options includes both vested and unvested options.
(2)
The exercise price of previously held Encana options that were granted in 2009 was adjusted as a result of the Arrangement, using a stated formula based upon the one day volume weighted average trading price of a common share of each of Encana (as traded on the TSX on a pre-Arrangement basis), new Encana (as traded on the TSX on an if, as and when issued basis) and Cenovus (as traded on the TSX on an if, as and when issued basis) on December 2, 2009.
(3)
The value of unexercised in-the-money options is based on the December 31, 2013 closing price of the Common Shares on the TSX of $30.40.
(4)
The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2011, 2012 and 2013 plus the number of dividend equivalents credited in 2011, 2012 and 2013 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of LTI recycle ratio as discussed under Long-Term Incentive Program in the CD&A section of this circular and may not become eligible or vest and may be cancelled.
(5)
The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 31, 2013 closing price of a Common Share on the TSX of $30.40 and the actual number of units (not rounded).
(6)
The market or payout value of share-based awards not paid out or distributed represents Annual Incentive Plan amounts paid in the form of DSUs to Mr. Ferguson in 2009, 2010 and 2011 and to Mr. Ruste in 2009 and is based on the December 31, 2013 closing price of a Common Share on the TSX of $30.40.

 Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option-based and share-based awards that vested during 2013 and the value of non-equity incentive plan compensation that was earned in 2013.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)

Brian C. Ferguson	610,512	3,229,807	1,755,000
John K. Brannan	489,440	2,583,859	790,400
Harbir S. Chhina	365,792	1,937,911	507,000
Ivor M. Ruste	244,720	1,291,929	470,820
Donald T. Swystun	244,720	1,291,929	550,000

Notes:

(1)
The value vested during the year is calculated on the assumption that the NEO exercised the option-based awards on the date they vested.
(2)
The value vested during the year is calculated as the number of units vested times the December 30, 2012 closing price of the Common Shares on the TSX of $32.97.
(3)
Non-Equity Incentive Plan Compensation includes the amount of the annual performance bonus awards earned by our NEOs in 2013, as paid in 2014.

Defined Benefit Pension Table

The pension amount payable to participants in the DB Plan is based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The final average pensionable earnings are determined based upon the highest average consecutive base salary plus performance bonus in five of the last 10 years. For our President & Chief Executive Officer the performance bonus amount is capped at 67 percent of base salary and for our other NEOs the performance bonus amount is capped at 40 percent of base salary. Our DB Plan is contributory such that our NEOs contribute four percent of pensionable earnings to the registered pension plan up to an annual maximum.

Under the legacy DB Plan option, pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Under the new DB Plan option, pensions are paid on an unreduced basis from age 65. Pensions are reduced by 1/4 of 1 percent for each month that the participant retires prior to age 60 under the legacy DB Plan option and age 65 under the new DB Plan option. For participants that were in the Alberta Energy Company Ltd. predecessor plan, pensions are paid on an unreduced basis from age 62 for service prior to January 1, 2003 or from age 60 (or 30 years of service, if earlier, but after age 55) for service after January 1, 2003. Pensions are reduced by 1/4 of 1 percent for each month prior to age 62 for service prior to January 1, 2003, or age 60 for service after January 1, 2003.

For single participants, pensions are paid for life but continue for a minimum of 10 years after retirement. For married participants, pensions are paid for life but reduce to a 60 percent pension to the surviving spouse after the participant's death. Total pension payments to the participant and spouse continue for a minimum of 5 years after retirement.

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)	Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation(1) ($)	Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)

		At Year End	At Age 65

Brian C. Ferguson	31.25(4)	994,016	1,247,432	19,364,123(5)	619,882	706,996	20,691,001(6)
John K. Brannan	28.58(7)	431,495(8)	528,039(9)	8,207,264	329,157	90,094	8,626,515
Harbir S. Chhina	4.08(10)	50,395	193,352	725,324	265,437	(14,291)	976,470
Ivor M. Ruste	4.08(10)	57,577	145,706	700,084	229,615	7,810	937,509
Donald T. Swystun(11)	11.00	155,056	330,082	2,684,173	216,494	(128,491)	2,772,176

Notes:

(1)
The defined benefit obligation (as defined by Form 51-102F6) on the date specified is determined using the same methodology and assumptions disclosed in the note to Cenovus's consolidated financial statements.
(2)
Includes service cost net of employee contributions plus the difference between actual and estimated earnings.
(3)
Includes interest on the defined benefit obligation for the period, employee contributions plus changes in the discount rate, mortality table and other net experience as at December 31, 2013.
(4)
Includes three additional years of service granted under an individual agreement.
(5)
Includes optional contributions account balance of $64,123, as of December 31, 2012, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(6)
Includes optional contributions account balance of $78,928, as of December 31, 2013, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits.
(7)
Includes 16.50 additional years of past service granted under an individual agreement on hire, to recognize service with a prior employer.
(8)
Annual benefit payable reduced by $58,479 to reflect annual benefit payable from a prior employer.
(9)
Annual benefit payable reduced by $83,100 to reflect annual benefit payable from a prior employer.
(10)
Effective July 1, 2012, member elected to join the new DB Plan option, with past service credited to December 1, 2009. Past service credit was offset by a return of employer contributions to the DC Plan.
(11)
Prior to January 1, 2003, Mr. Swystun was a member of the DC Plan of a predecessor employer.

Defined Contribution Pension Table

The NEOs reflected in this table elected to join the DB Plan option in 2012. Accordingly, Cenovus no longer makes contributions to the DC Plan on behalf of these individuals.

The following table outlines the change in value of DC Plan holdings in 2013.

Name	Accumulated Value at Start of Year ($)	Compensatory Change ($)	Accumulated Value at Year End(1) ($)

Harbir S. Chhina(2)	366,820(4)	0	422,153
Ivor M. Ruste(2)	148,906(5)	0	205,328
Donald T. Swystun(3)	125,635	0	142,017

Notes:

(1)
Includes investment earnings during 2013.
(2)
Effective July 1, 2012, member elected to join the new DB Plan option with past service credited to December 1, 2009.
(3)
Since January 1, 2003, Mr. Swystun has been accruing pension benefits under the DB Plan.
(4)
Account balance reduced by $147,055 to reflect pending transfer in respect of election to participate in new DB Plan option past service. This transfer was completed in 2013.
(5)
Account balance reduced by $172,682 to reflect pending transfer in respect of election to participate in new DB Plan option past service. This transfer was completed in 2013.

 Employment, Severance and Change in Control Arrangements

In December 2009, we entered into change in control agreements with each of our executive officers. In addition, our executive officers receive the same treatment as other employees on a change in control in respect of vesting of PSUs, Cenovus Options and Cenovus Replacement Options as outlined in the applicable grant agreements. Cenovus has not entered into any other employment or severance arrangements with our executive officers.

Change in Control Agreements

The change in control agreements that have been entered into with our executive officers provide for a "double trigger" for payment of severance benefits. First, a change in control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination by the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

The terms of the change in control agreements provide for the following severance benefits should both aspects of the double trigger be activated (change in control and termination of employment):

•
A lump sum severance payment representing the amount of salary and bonus, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs. The bonus is determined based upon the average of the bonus payments paid to the executive officer over the preceding five-year period, which for our executive officers will include consideration of high performance reward program awards paid while employed by Encana.

•
Medical, dental and insurance benefits continue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

•
Long-term incentives (Cenovus Options, PSUs, Cenovus Replacement Options) vest in accordance with the terms of the grant agreement applicable to each type of long-term incentive, on a change in control. Therefore, all Cenovus Options would immediately vest and be available for exercise, for a period of 36 months (or expiry, if earlier) for our President & Chief Executive Officer and for a period of 24 months (or expiry, if earlier) for our other NEOs. One times the number of PSUs granted would vest immediately and be paid out.

•
Pension benefits continue to accrue, for a period of 36 months for our President & Chief Executive Officer and for a period of 24 months for our other NEOs.

Long-Term Incentive Grant Agreements

Under the terms of the grant agreements applicable to each type of long-term incentive, on a change in control, for all optionholders (including our executive officers) all of the Cenovus Options will immediately vest and PSUs will become eligible and immediately vest based on a 2.0 LTI recycle ratio, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest.

 Change in Control Table

The following table outlines the amounts that would be payable to our NEOs if a change in control occurred on December 31, 2013 and, in the case of the change in control agreements, employment terminated as a result of the change in control on December 31, 2013.

	Long-Term Incentive Grant Agreements	Change in Control Agreements
Name	Value of Exercisable Vested Long-Term Incentives(1) ($)	Cash Severance ($)	Annual Incentive Plan(2) ($)	Value of Exercisable Vested Long-Term Incentives(1) ($)	Pension Benefits ($)	Other Compensation and Benefits(3) ($)	Total ($)

Brian C. Ferguson	8,003,633	4,050,000	4,498,640	8,003,633	6,653,004	397,182	23,602,459
John K. Brannan	5,513,165	1,520,000	1,469,778	5,513,165	1,997,950	209,230	10,710,123
Harbir S. Chhina	4,256,920	1,300,000	789,989	4,256,920	380,888	191,638	6,919,435
Ivor M. Ruste	3,143,973	1,180,000	938,240	3,143,973	847,103	189,288	6,298,604
Donald T. Swystun	2,579,354	1,132,000	1,049,653	2,579,354	638,173	187,008	5,586,188

Notes:

(1)
The value of exercisable vested long-term incentives is calculated by multiplying the number of options that would vest on a change in control by the difference between the grant price and $30.40, the closing price of a Common Share on the TSX on December 31, 2013, and then adding the number of PSUs that would vest on a change in control multiplied by $30.40, the closing price of a Common Share on the TSX on December 31, 2013.
(2)
The Annual Incentive Plan amount is calculated based upon the average of the annual performance bonus awards paid to our NEOs over the preceding five-year period, which will include consideration of high performance reward program awards paid while employed by Encana. The average is then applied to a period of 36 months for our President & Chief Executive Officer and over a period of 24 months for our other NEOs.
(3)
The value of Other Compensation and Benefits is the amount in the column titled "Other Compensation" in the Summary Compensation table multiplied by three for our President & Chief Executive Officer and by two for our other NEOs representing a period of 36 months or 24 months, respectively.
(4)
In the event of a change in control and termination of employment on December 31, 2013, Mr. Ferguson would have been credited with additional pensionable service of 36 months. The calculation of Mr. Ferguson's five-year final average pensionable earnings is based on his annual base salary plus annual performance bonus (capped at 67 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2016. This incremental lump sum pension value is equal to the difference between the actuarial present values of Mr. Ferguson's accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2013. The discount rates used are 3.0 percent for ten years and 4.6 percent thereafter.
(5)
In the event of a change in control and termination of employment on December 31, 2013, Mr. Brannan, Mr. Chhina, Mr. Ruste and Mr. Swystun would have been credited with additional pensionable service of 24 months. The calculation of five-year final average pensionable earnings is based on respective annual base salary plus annual performance bonus (capped at 40 percent of salary) for this additional period. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age he would have attained at December 31, 2015. The incremental lump sum pension value is equal to the difference between the actuarial present values of the accrued pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2013. The discount rates used are 3.0 percent for ten years and 4.6 percent thereafter.

 ADDITIONAL COMPENSATION PLAN INFORMATION

EMPLOYEE STOCK OPTION PLAN

The ESOP is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2013, there were an aggregate of 34,880,869 Cenovus Options and Cenovus Replacement Options (collectively, "Options") outstanding under the ESOP, the details of which are as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Option plans approved by securityholders	34,880,869	33.11	23,579,490
Option plans not approved by securityholders	–	–	–

Total	34,880,869	33.11	23,579,490

As of March 7, 2014, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus's savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 68.1 million Common Shares, representing approximately 8.99 percent of outstanding Common Shares. In addition, directors, executive officers and employees held 1,251,850 DSUs and 6,348,929 PSUs.

Eligibility  Approved by shareholders in 2009, our ESOP was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the ESOP.

Shares Reserved for Issuance  A maximum of 64 million Common Shares have been reserved for issuance under the ESOP, representing approximately 8.47 percent of the total number of outstanding Common Shares as at December 31, 2013. There were 34,880,869 options outstanding under the ESOP and 23,579,490 options available for grant, representing approximately 4.61 percent and 3.12 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2013. During the year ended December 31, 2013, an aggregate of 12,077,627 Cenovus Options were granted representing approximately 1.60 percent of the total number of outstanding Common Shares as at December 31, 2013. Common Shares reserved for previously granted options that expire or terminate without having been fully exercised may be reserved for a subsequent option.

Insiders  The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration  The HRC Committee is the administrator of the ESOP, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach TSARs or net settlement rights to Cenovus Options. Subject to regulatory requirements, the terms, conditions and limitations of Cenovus Options granted under the ESOP will be determined by the HRC Committee and set out in an option agreement.

Exercise Price  The exercise price of a Cenovus Option will not be less than the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Cenovus Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting  The HRC Committee has the right to determine at the time of grant whether a particular option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Cenovus Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and an additional 40 percent on the third anniversary of the grant.

Expiry  Each Cenovus Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Cenovus Option was granted as the HRC Committee may determine. Prior to a Board approved amendment to the ESOP effective February 10, 2010, Cenovus Options could be granted for a period not exceeding five years from the date of grant. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendments provision of the ESOP.

TSARs  Cenovus Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Cenovus Option to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Cenovus Option, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Cenovus Option grants.

Net Settlement Rights  Net settlement rights entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Cenovus Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Cenovus Options and contemporaneous exercise of the associated net settlement rights, less the grant price of the Cenovus Option then multiplied by the number of Cenovus Options surrendered, less applicable withholdings.

Cenovus Replacement Options  Cenovus Replacement Options were granted pursuant to the Arrangement and were administered under the ESOP. For specific details regarding the Cenovus Replacement Options, including grant price, expiry, associated TSARs, vesting and performance criteria, see Long-Term Incentive Program in the CD&A section of this circular.

Adjustments  Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the ESOP in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Non-Assignable and No Rights as a Shareholder  An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the ESOP or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period  If the exercise period of an Option expires during, or within ten business days following, a period when option exercising is prohibited by Cenovus (the "Blackout Period"), then the exercise period of such Option will be extended to the date which is ten business days after the last day of the Blackout Period (the "Blackout Extension Period"), after which time such Option shall expire and terminate.

Amendments – Board Approval  The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the ESOP in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the ESOP is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the ESOP or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

  (i)
  extending or, in the event of a change in control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

  (ii)
  altering the terms and conditions of vesting applicable to any Option or group of Options;

  (iii)
  changing the termination provisions of the ESOP or any Option, provided that the change does not provide for an extension beyond the original expiry date of such option;

  (iv)
  accelerating the expiry date in respect of an Option;

  (v)
  determining the adjustment provisions pursuant to the ESOP. See Adjustments above;

  (vi)
  amending the definitions contained within the ESOP and other amendments of a "housekeeping" nature; and

  (vii)
  amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments – Shareholder Approval  Approval by shareholders of Cenovus will be required for amendments that relate to:

  (i)
  accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change in control, retirement, death or disability;

  (ii)
  any increase in the number of Common Shares reserved for issuance under the ESOP;

  (iii)
  any reduction in the grant price or cancellation and reissue of Options;

  (iv)
  any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

  (v)
  any increase to the length of the Blackout Extension Period;

  (vi)
  the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

  (vii)
  any allowance for the transferability or assignability of Options other than for estate settlement purposes;

  (viii)
  amendments to the specific amendment provision of the ESOP; and

  (ix)
  amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board recognizes that corporate governance is fundamental to generating long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed leading and reliable systems to ensure the interests of Cenovus shareholders are well protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators ("CSA") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange ("NYSE") are generally not applicable to non-U.S. companies, however we are required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This Statement of Corporate Governance Practices has been approved by the Board, on the recommendation of the Nominating and Corporate Governance Committee, and is based on CSA National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees ("NI 52-110").

Board of Directors

Independence  Our Board is currently composed of nine directors, eight of whom are independent directors. Mr. Ferguson, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of our management. Additional information on each Cenovus director can be found under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular. Each committee of the Board, the Audit Committee, the HRC Committee, the Nominating and Corporate Governance Committee ("NCG Committee"), the Reserves Committee and the Safety, Environment and Responsibility Committee ("SER Committee"), is composed of independent directors.

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could be reasonably expected to interfere with the exercise of the director's independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation including business, family and other relationships.

At all six of the Board meetings held in 2013, our directors held an in-camera session, without non-independent directors and management members in attendance, to facilitate open and candid discussion among independent directors.

Majority Voting  Our Board has a policy requiring any nominee for director to tender his or her resignation if the director receives more "withheld" votes than "for" votes at any meeting where shareholders vote on the uncontested election of directors. Our Board will consider the resignation and, in the absence of special circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. It is anticipated that the Board's decision to accept or reject the resignation will be made within 90 days of receipt. Additional information may be found in the Business of the Meeting – Election of Directors section of this circular.

Shareholder Communication and Engagement  Our Board has a Board Shareholder Communication & Engagement Policy (the "Engagement Policy"). The purpose of the Engagement Policy is to further the Board's commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board's undertakings in regards to communicating with shareholders and its approach to shareholder engagement and provides information on how interested shareholders can contact our Board. The Engagement Policy is available along with the contact information of our investor relations group on our website at cenovus.com.

Our Shareholder Advisory Vote on Executive Compensation Policy, also available on our website at cenovus.com, provides an overview of our commitment to compensation disclosure and information about our annual shareholder advisory vote on executive compensation.

Other Directorships  Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that members may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the member to effectively serve on our Audit Committee. Other public company board memberships held by our directors are described under Nominees for Election in the Business of the Meeting – Election of Directors section of this circular. None of our directors serve together on other boards.

Board of Directors' Mandate

The fundamental responsibility of our Board, pursuant to our Board of Directors' Mandate (the "Board Mandate"), is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board Mandate sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below. The Board Mandate is set out as Appendix A to this circular.

The Chair of our Board is required to ensure that our Board is properly organized, functions effectively and meets its obligations and responsibilities including those relating to corporate governance matters.

Supervision of Management  Our Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value. The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. The HRC Committee is comprised exclusively of independent directors. Annually, the HRC Committee measures management's performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports management's commitment to training and developing all employees.

Strategic Plan  Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. Our Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek our Board's approval for any transaction that would have a significant impact on our strategic plan.

Our Board also conducts a separate annual "Blue Sky" strategy session with management. At such session, the Board discusses with management high level matters with a longer term perspective which may affect our business. The session assists management in its preparations for the development of the annual strategic plan which is approved by the Board.

Risk Management  Our Board is responsible for ensuring that a system is in place to identify our principal risks, including operational risks, and to monitor the process to manage such risks. The Audit Committee reviews management's identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with the internal and external auditors. In addition, our Board ensures that an adequate system of internal control exists.

Communications  Our Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. Our news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at www.sedar.com and that maintained by the SEC known as EDGAR at www.sec.gov.

Our Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

  (a)
  shareholders may send comments via email to investor.relations@cenovus.com;

  (b)
  a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5; and

  (c)
  our transfer agent and registrar, Computershare Investor Services Inc., has a website www.computershare.com/Cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Expectations of Directors  The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a code of business conduct and ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. The Board does not have a retirement policy for its directors.

Corporate Governance  Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure our Board functions independently of management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to management's authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

Nominating and Corporate Governance Committee

The NCG Committee is comprised of all of the independent directors on our Board. Its primary function is to assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate.

The NCG Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board proposed nominees for election. In assessing new nominees, the NCG Committee seeks to ensure that there is a sufficient range of skills, expertise and experience to ensure that our Board can carry out its mandate and function effectively. The NCG Committee receives and evaluates suggestions for candidates from individual directors, the President & Chief Executive Officer and from professional search organizations. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

Skills Matrix  The following table illustrates the breadth of skills and experience possessed by directors currently standing for election. These skills and experience were identified as being important to Cenovus following a review of recommended best practices, the Board Mandate, Cenovus's long-range plan and peer group disclosure.

The NCG Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee as appropriate. The NCG Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board and is responsible for this Statement of Corporate Governance Practices. The NCG Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee oversees the evaluation and assessment of the effectiveness of our Board as a whole, the Board committees and the contribution of individual members, including the Board Chair. For more information on our board assessments and related processes, see Board Assessments within this Statement of Corporate Governance Practices.

Audit Committee

The Audit Committee is comprised exclusively of independent directors. The Audit Committee Mandate requires all members to be financially literate, as defined in NI 52-110. In particular and in accordance with SEC requirements, at least one member ("audit committee financial expert") shall have demonstrated through relevant experience:

  •
  an understanding of generally accepted accounting principles and financial statements;

  •
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

  •
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

  •
  an understanding of internal controls and procedures for financial reporting; and

  •
  an understanding of audit committee functions.

Mr. Taylor has been determined by the Board to be an audit committee financial expert.

Audit Committee members shall not simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

The Audit Committee's primary duties and responsibilities are to review and approve management's identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance, oversee audits of our financial statements, including monitoring of the qualifications, independence and performance of our external and internal auditors, and provide an avenue of communication among the external auditors, management, the internal auditing department, and the Board of Directors.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2013, filed on SEDAR at www.sedar.com and available at cenovus.com. The Audit Committee Mandate is also available on our website at cenovus.com.

Reserves Committee

One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators. Our Reserves Committee is comprised solely of independent directors. The Reserves Committee reviews the qualifications and appointment of the independent qualified reserves evaluators, the procedures relating to the disclosure of information with respect to oil and gas activities and the annual reserves and resources estimates prior to public disclosure. The Reserves Committee Mandate is available on our website at cenovus.com.

Safety, Environment and Responsibility Committee

The primary function of the Safety, Environment and Responsibility Committee is to assist our Board in fulfilling its role in oversight and governance by reviewing, reporting and making recommendations to our Board on our commitment to the integration of principles of the Corporate Responsibility Policy including safety, social, environmental, ethical and economic considerations into our affairs and on our policies, standards and practices with respect to corporate responsibility. The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at cenovus.com.

Human Resources and Compensation Committee

The HRC Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to compensation (employees and directors) and other human resources matters in support of the achievement of the Corporation's business strategy. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities with respect to pension matters and overseeing the investment management of the Corporation's savings and investment plans.

The HRC Committee's primary duties and responsibilities are to review, monitor and make recommendations to the Board (as appropriate) with respect to compensation philosophy and compensation program design; the potential risks posed to Cenovus's financial or reputational well-being by the Corporation's compensation program; director compensation; executive officer compensation, including the President & Chief Executive Officer; competitive compensation analysis; succession planning for executive officers; performance measures for short and long-term incentive plans; and pension and investment plan governance, design and funding.

The HRC Committee Mandate is available on our website at cenovus.com.

Position Descriptions

The Board has approved position descriptions for the President & Chief Executive Officer, the Board Chair and each Board committee Chair, which are each available on our website at cenovus.com.

The President & Chief Executive Officer's fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer's performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the CD&A section of this circular.

The fundamental responsibility of the Chair of the Board is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters. The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

 Board Assessments

We have established appropriate practices for the regular evaluation of the effectiveness of our Board, the Board committees and each director.

The NCG Committee is responsible for assessing the effectiveness of our Board and Board committees. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair of the NCG Committee in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director's knowledge, skills, experience and meaningful contributions.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee's assessments.

In December of 2013, following the completion of the effectiveness questionnaire, skills and competencies questionnaire and self and peer evaluation forms by each director, Mr. Grandin met individually with each director for an in-depth review and discussion of the feedback that had been provided on the effectiveness of our Board, Board committees and each director. Mr. Delaney, as Vice-Chair of the NCG Committee, met with Mr. Grandin to also discuss the feedback on his effectiveness as Chair of the Board, Chair of the NCG Committee and as a director.

Orientation and Continuing Education of Directors

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation  We have established a formal program for new directors, which includes a series of interviews and orientation sessions with senior management and field tours of major producing properties and areas of operations hosted by the respective division executive and senior operating staff. As part of the formal orientation, new directors will receive an information package containing our strategic planning materials, directors' information handbook, recently issued disclosure materials and independent third-party peer comparison information. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with the Chair of our Board, our President & Chief Executive Officer or any other director they may choose.

Continuing Education  We provide continuing education opportunities for all directors so that individual directors can enhance their skills and have a current understanding of our business environment. Opportunities during 2013 included the following:

  •
  In April, directors attended a Risk workshop presented by our Executive Vice-President & Chief Financial Officer and our Vice-President, Financial & Enterprise Risk. In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In June, directors attended a presentation by Vaughn Palmer, columnist at The Vancouver Sun newspaper, on the results of the 2013 British Columbia provincial election and its implications for Alberta's oil sands and west coast market access; a tour of Kinder Morgan Canada's Westridge Marine Terminal, including a tour of a tanker vessel, in Burnaby, British Columbia; and a presentation by Dieter Helm, Professor of Energy Policy at the University of Oxford and a Fellow in Economics at New College Oxford, entitled "Global Energy Markets, Security and Climate Change – The Impact of Unconventionals". In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Delaney, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In July, directors attended a Safety, Environment and Responsibility tour in Brooks North and Langevin, Alberta; and a Technology workshop presented by our Executive Vice-President, Oil Sands. In attendance were Ms. Nielsen and Messrs. Cunningham, Daniel, Grandin, Rampacek, Taylor, Thomson and Ferguson.

  •
  In October, directors attended a Safety, Environment and Responsibility workshop presented by Cenovus staff. In attendance were Ms. Nielsen and Messrs. Cunningham, Grandin, Rampacek, Taylor, Thomson and Ferguson.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

Ethical Business Conduct

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics  The Code of Business Conduct & Ethics applies to all officers, employees, contractors, consultants and directors. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our officers, employees, contractors, consultants and directors are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available on our website at cenovus.com.

Investigations Practice  We have an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline  We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest  In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to: confirm an individual director's potential conflict with the Chief Executive Officer; provide advice to the Chair for advance notice to the affected director; ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director; and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading  We have a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

Key Governance Documents

Many policies and practices support our corporate framework. The following documents constitute key components of our corporate governance system and are available on our website at cenovus.com:

• Code of Business Conduct & Ethics
• Corporate Responsibility Policy
• Board of Directors' Mandate
• Chair of the Board of Directors and Committee
  Chair General Guidelines
• President & Chief Executive Officer
  General Guidelines
• Audit Committee Mandate	• Human Resources and Compensation Committee Mandate • Nominating and Corporate Governance Committee Mandate • Reserves Committee Mandate • Safety, Environment and Responsibility Committee Mandate

 ADDITIONAL INFORMATION

For those shareholders who cannot attend the meeting in person, we have made arrangements to provide an audio webcast of the meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website cenovus.com and will also be provided in a news release prior to the meeting. Our financial information is contained in our audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2013.

The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2015 is December 7, 2014. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

Additional information concerning Cenovus, including our audited consolidated financial statements and management's discussion and analysis thereon, is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on our website at cenovus.com. Information on or connected to our website, even if referred to in this circular, does not constitute part of this circular. You may also send your request to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this circular or require assistance in completing your proxy form, please contact our proxy solicitation agent, CST Phoenix Advisors, at:

North American Toll Free Phone:
1-800-622-1642

Banks, Brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

The contents and the sending of this management proxy circular have been approved by the Board.

Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary

Calgary, Alberta
March 7, 2014

 APPENDIX A

BOARD OF DIRECTORS' MANDATE

The fundamental responsibility of the Board of Directors (the "Board") of Cenovus Energy Inc. ("Cenovus" or the "Corporation") is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

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Appoint the Chief Executive Officer ("CEO") and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

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In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.

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Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

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Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

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Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

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Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

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Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

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Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities, and operate in a manner consistent with recognized standards.

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Ensure that an adequate system of internal control exists.

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Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

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Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

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Approve annual operating and capital budgets.

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Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

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Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

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Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

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Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

A-1

 Board Process/Effectiveness

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Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

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Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

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Approve the nomination of directors.

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Provide a comprehensive orientation to each new director.

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Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

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Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

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Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

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Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

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Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

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Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

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Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

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In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

A-2

 ADVISORIES

Oil and Gas Information

The reserves data contained in this circular has an effective date of December 31, 2013 and was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook and in compliance with National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities. For additional information regarding our reserves and other oil and gas information, please refer to our most recently filed Annual Information Form and Form 40-F for the year ended December 31, 2013 available on our website at cenovus.com.

Certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Non-GAAP Measures

This circular contains references to non-GAAP measures which may not be comparable to similar measures presented by other issuers: cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statements of Cash Flows in Cenovus's interim and annual consolidated financial statements; operating cash flow is defined as revenues less purchased product, transportation and blending, operating expenses and production and mineral taxes plus realized gains less realized losses on risk management activities, and excluding items within the Corporate and Eliminations segment; operating earnings is defined as net earnings excluding after-tax gain (loss) on discontinuance, after-tax gain on bargain purchase, after-tax effect of unrealized risk management gains (losses) on derivative instruments, after-tax unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada and the Partnership Contribution Receivable, after-tax foreign exchange gains (losses) on settlement of intercompany transactions, after-tax gains (losses) on divestiture of assets, deferred income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt, the effect of changes in statutory income tax rates, and the after-tax realized foreign exchange loss on the early receipt of the Partnership Contribution Receivable; debt to capitalization and debt to adjusted EBITDA are two ratios that management uses to steward the Corporation's overall debt position as measures of the Corporation's overall financial strength; debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable and Partnership Contribution Receivable; capitalization is defined as debt plus shareholders' equity; and adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income or loss, calculated on a trailing 12-month basis. Please refer to our Management's Discussion & Analysis for the year ended December 31, 2013, available on our website at cenovus.com, for a full discussion of the use and reconciliation of these financial measures.

Net Asset Value

With respect to the particular year being valued, the net asset value (NAV) disclosed in this circular is based on the number of issued and outstanding Common Shares as at December 31 as reported in our Annual Information Form and Form 40-F, plus the total dilutive effect of Common Shares related to stock option programs or other contracts as disclosed in the "Per Share Amounts" note to our annual consolidated financial statements. We calculate NAV as an average of (i) our average trading price for the month of December, (ii) an average of net asset values published by external analysts in December following the announcement of our budget forecast, and (iii) an average of two net asset values based primarily on discounted cash flows of independently evaluated reserves, resources and refining data and using internal corporate costs, with one based on constant prices and costs and one based on forecast prices and costs.

500 Centre Street S.E.
P.O. Box 766
Calgary, AB T2P 0M5

Our Annual Report is
available on our website at
 cenovus.com

QuickLinks

  Exhibit 99.2
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.
INVITATION LETTER
TABLE OF CONTENTS
VOTING QUESTIONS & ANSWERS
BUSINESS OF THE MEETING
FINANCIAL STATEMENTS
ELECTION OF DIRECTORS
Nominees for Election
APPOINTMENT OF AUDITORS
SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION
Background
Proposed Resolution
DIRECTOR COMPENSATION
Director Compensation Philosophy
Compensation Structure
Deferred Share Units
Program Changes
Director Compensation Table
Share Ownership Guidelines
EXECUTIVE COMPENSATION
HUMAN RESOURCES AND COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS
Strategic priorities and changes to our compensation program
Compensation governance and risk assessment
2013 Pay for Performance
Say on Pay
COMPENSATION DISCUSSION AND ANALYSIS
COMPENSATION GOVERNANCE AT-A-GLANCE
Compensation Program Features
COMPENSATION OVERSIGHT
Introduction
Our Executive Officers
Our HRC Committee
Executive Compensation Consultants
Risk Management in the context of our Compensation Programs
Share Ownership Guidelines
Policy Compliance
Say on Pay Vote
OUR PAY FOR PERFORMANCE COMPENSATION PHILOSOPHY
Market Data Comparisons
Our Peer Group
THE COMPONENTS OF OUR COMPENSATION PROGRAM
Base Salary
Annual Performance Bonus Program
Individual Award
Long-Term Incentive Program
Retirement and Pension Benefits
Other Compensation
2013 COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS
Base Salary
Annual Performance Bonus
Long-Term Incentives – Performance Share Units and Stock Options
2013 Cenovus Performance Summary Table and Company-wide Scorecard Results
Executive Performance Summaries
Performance Graph
TABLES
Summary Compensation Table
Outstanding Option-Based and Share-Based Awards
Incentive Plan Awards – Value Vested or Earned During the Year
Defined Benefit Pension Table
Defined Contribution Pension Table
Employment, Severance and Change in Control Arrangements
Change in Control Table
ADDITIONAL COMPENSATION PLAN INFORMATION
EMPLOYEE STOCK OPTION PLAN
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Board of Directors' Mandate
Nominating and Corporate Governance Committee
Audit Committee
Reserves Committee
Safety, Environment and Responsibility Committee
Human Resources and Compensation Committee
Position Descriptions
Board Assessments
Orientation and Continuing Education of Directors
Ethical Business Conduct
Key Governance Documents
ADDITIONAL INFORMATION
APPENDIX A
BOARD OF DIRECTORS' MANDATE
Executive Team Responsibility
Operational Effectiveness and Financial Reporting
Integrity/Corporate Conduct
Board Process/Effectiveness
ADVISORIES
Oil and Gas Information
Non-GAAP Measures
Net Asset Value